PROSPECTUS
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                                3,200,000 Shares

                               [KENSEY NASH LOGO]
                                  Common Stock

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Kensey Nash Corporation is offering 2,700,000 shares and the selling stockholders are offering 500,000 shares of common stock. Kensey Nash will not receive any proceeds from the sale of shares by the selling stockholders.

Kensey Nash designs, develops, manufactures and markets resorbable biomaterials products in the orthopedic, cardiology, drug and biologics delivery and wound care markets, and has developed cardiovascular medical technology devices for arterial revascularization and arterial puncture closure.

The shares of Kensey Nash are quoted in the Nasdaq National Market under the symbol "KNSY". On May 23, 2000, the last reported sale price in the Nasdaq National Market was $9.625 per share.

                                                          Per Share               Total
Public offering price.................................      $9.50              $30,400,000
Underwriting discounts and commissions................      $0.60               $1,920,000
Proceeds, before expenses, to Kensey Nash.............      $8.90              $24,030,000
Proceeds to selling stockholders......................      $8.90               $4,450,000

SEE "RISK FACTORS" ON PAGES 7 TO 13 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SHARES OF KENSEY NASH.
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Neither the Securities and Exchange Commission nor any state securities commission has
approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
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The underwriters may, under certain circumstances, purchase up to 480,000 additional shares from Kensey Nash at the public offering price, less underwriting discounts and commissions. Delivery and payment for the shares will be on May 30, 2000.

PRUDENTIAL VECTOR HEALTHCARE
      A UNIT OF PRUDENTIAL SECURITIES
                            PAINEWEBBER INCORPORATED
                                                                 UBS WARBURG LLC
May 23, 2000

FRONT COVER:

     [The front cover will have a white background, the text will be printed in black and the logo will be printed in teal.]

INSIDE FRONT COVER:

     [On a white background, our logo will be centered at the top of the page. Under the logo will be the phrase "Delivering resorbable products. Engineering resorbable solutions." Centered on the page will be a scientific image of a human body with indicator arrows pointing to various body sections. Each section highlighted will represent a market segment we are pursuing. The market will be identified and a list of product examples within that market will follow underneath. Each of the products will be color coded to indicate whether they are commercialized, under development or in a target market we are pursuing.]

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Prospectus Summary.................      3
Risk Factors.......................      7
Forward-Looking Statements.........     14
Use of Proceeds....................     15
Price Range of Common Stock and
  Dividend Policy..................     15
Capitalization.....................     16
Selected Consolidated Financial
  Data.............................     17
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........     18
Business...........................     24

                                       PAGE
                                       ----
Management.........................     36
Certain Transactions...............     38
Principal and Selling
  Stockholders.....................     39
Shares Eligible for Future Sale....     40
Underwriting.......................     41
Legal Matters......................     42
Experts............................     42
Available Information..............     43
Incorporation by Reference.........     43
Index to Consolidated Financial
  Statements.......................    F-1

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     This prospectus contains trademarks and tradenames of Kensey Nash
Corporation and other companies. Angio-Seal(TM) is a trademark of St. Jude Medical, Inc.

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     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that investors should consider before investing in the common stock of Kensey Nash. Investors should read the entire prospectus carefully.

                                  OUR COMPANY

     We have developed, or assisted in developing, and are manufacturing resorbable biomaterials products for leading companies in the orthopedic, cardiology, drug/biologics delivery and wound care markets for incorporation into their products. We are also independently or on behalf of our customers designing and developing various new resorbable biomaterials products for all of these markets.

     We are leaders in the development and manufacturing of cardiovascular medical technology devices for arterial revascularization and arterial puncture closure. We are developing the Aegis Vortex(TM) system, a device designed to remove occlusive material from saphenous vein grafts implanted during coronary bypass surgeries. We have completed a pilot clinical trial for the Aegis Vortex and intend to commercialize the device. Additionally, we are the original designers, developers and manufacturers of the Angio-Seal(TM), a leading product in arterial puncture closure, which is manufactured, marketed and sold by St. Jude Medical, Inc. This device is designed to seal and close femoral artery punctures made during diagnostic and therapeutic cardiovascular catheterizations.

                          OUR BIOMATERIALS TECHNOLOGY

     Advances in biomaterials technology and a better understanding of the biological processes involved in tissue formation and remodeling have led to the introduction of resorbable biomaterials based products to address long-standing deficiencies of traditional products and therapies. This trend has been observed in many markets, including orthopedics, cardiology, drug/biologics delivery, wound care, surgery, dentistry and urology. The technological challenges involved in developing biomaterials products are substantial.

     Through years of experience in biomaterials technology, we have addressed these challenges and developed expertise in the use of collagen, polymers, ceramics and other resorbable materials, as well as the processing of these materials to make biomaterials products. We use this expertise to supply our customers with complete solutions, including product design and engineering, tool design, process development, commercial manufacturing and packaging configuration. We believe that our biomaterials technology provides us with a competitive advantage in that we are able to provide the essential building blocks to develop biomaterials products.

                           OUR BIOMATERIALS STRATEGY

     Our strategy is to expand our leadership position and expertise in biomaterials products and technologies. The components of our strategy are as follows:

- Develop new proprietary biomaterials products. We are using our expertise in resorbable biomaterials technology to develop new biomaterials products, formulations and applications.

- Expand our existing biomaterials business. We intend to aggressively expand our existing biomaterials business by continuing to invest in new manufacturing technologies and processes.

- Commercialize biomaterials products. We are increasing the level of value we add to the services and products we sell to our customers and believe we will be able to increase our financial participation in the commercialization of these services and products.

- Pursue strategic acquisitions and alliances. We will seek strategic acquisitions and alliances which add complementary technologies and expertise in order to enhance our competitive position and broaden our intellectual property portfolio.

                           OUR BIOMATERIALS PRODUCTS

     We currently provide our customers with proprietary biomaterials products within the following markets:

- Orthopedics: meniscal repair tacks, anterior cruciate ligament repair screws and rotator cuff repair screws for use in sports medicine, repair plates, screws and tacks for use in cranio-maxillofacial fixation and spinal fusion resorbable growth factor delivery matrices for use in spinal fixation;

- Cardiology: resorbable polymer anchors and collagen plugs for the Angio-Seal for use in arterial puncture closure and vascular graft coatings;

- Drug/Biologics Delivery: drug delivery matrices to treat cervical cancer and dysplasia; and

- Wound Care: collagen tissue engineering substrates used for culturing skin cells to treat burns and skin defects and topical wound dressings.

     We also have additional biomaterials products in development.

                 OUR CARDIOVASCULAR MEDICAL TECHNOLOGY BUSINESS

Aegis Vortex System

     There are approximately 650,000 coronary bypass surgeries performed annually and approximately half of all bypass grafts become diseased or occluded within ten years of the surgery. Our Aegis Vortex System is designed to remove occlusive material from saphenous vein grafts, thereby restoring blood flow to the heart. The Aegis Vortex combines three key features to treat diseased saphenous vein grafts: a high-speed rotating tip catheter, a distal protection balloon and an extraction system. We believe the Aegis Vortex is the only device, either in clinical trials or available commercially, which incorporates all three of these features to address the diseased saphenous vein graft. We have completed a pilot clinical trial and are pursuing commercialization of the Aegis Vortex. The Aegis Vortex has not been approved by the FDA for marketing.

Angio-Seal

     We are the original developers and manufacturers of the Angio-Seal device which acts to seal and close femoral artery punctures made during diagnostic and therapeutic cardiac catheterizations, such as angiograms, balloon angioplasties and the placement of stents. There are approximately 6.5 million cardiac catheterization procedures performed annually. The Angio-Seal device is a leader in this marketplace with over 770,000 devices sold to date. The device consists of four components: a resorbable polymer anchor, a resorbable collagen plug, a resorbable suture and a delivery system. St. Jude Medical currently manufactures, markets and distributes the Angio-Seal under exclusive worldwide license agreements. We receive a royalty on every Angio-Seal device sold.

                              WHERE TO CONTACT US

     Our principal executive offices are located at Marsh Creek Corporate Center, 55 East Uwchlan Avenue, Exton, Pennsylvania 19341 and our telephone number is (610) 524-0188. Our web site is located at http://www.kenseynash.com. Information on our website is not a part of this prospectus.

                                  THE OFFERING

Shares offered by Kensey Nash...............................  2,700,000 shares
Shares offered by the selling stockholders..................  500,000 shares
Total shares to be outstanding after this offering..........  10,193,165 shares
Use of proceeds by Kensey Nash..............................  For continued development of the
                                                              Aegis Vortex, repayment of
                                                              outstanding debt, potential
                                                              acquisitions or strategic
                                                              alliances, working capital and
                                                              other corporate purposes.
Nasdaq National Market symbol...............................  KNSY

     The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of May 22, 2000, and does not include the following:

     - 1,745,939 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $9.65 per share;

     - 444,889 shares of common stock reserved for grants that we may make in the future under our employee incentive compensation plan;

     - 82,500 shares of common stock reserved for issuance under our non-employee directors' stock plan; and

     - up to 480,000 shares of common stock that the underwriters may purchase if they exercise their over-allotment option.

                                  RISK FACTORS

     You should consider the risk factors and the impact of various events that could adversely affect our business before investing in our common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     You should read this summary information with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and related notes to those financial statements included elsewhere in this prospectus. The summary consolidated financial data for the fiscal years ended June 30, 1998 and June 30, 1999 has been derived from our Consolidated Financial Statements for those years, which have been audited by Deloitte & Touche, LLP, independent auditors, whose report for those years is included elsewhere herein. The summary consolidated financial data for the nine months ended March 31, 1999 and 2000 has been derived from our Consolidated Financial Statements for those periods and is unaudited.

                                                            FISCAL YEAR ENDED     NINE MONTHS ENDED
                                                                 JUNE 30,             MARCH 31,
                                                            ------------------    ------------------
                                                             1998       1999       1999       2000
                                                            -------    -------    -------    -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Net sales.............................................    $ 4,669    $ 7,168    $ 4,996    $ 9,075
  Research and development..............................      3,642      1,894      1,611         48
  Royalty income........................................      3,008      7,183      5,027      4,640
                                                            -------    -------    -------    -------
     Total revenues.....................................     11,319     16,245     11,634     13,763
                                                            -------    -------    -------    -------
Operating costs and expenses:
  Costs of products sold................................      4,084      5,135      3,713      5,088
  Research and development..............................      5,524      5,668      4,265      4,074
  Selling, general and administrative...................      1,762      2,584      1,897      2,041
                                                            -------    -------    -------    -------
     Total operating costs and expenses.................     11,370     13,387      9,875     11,203
                                                            -------    -------    -------    -------
(Loss) income from operations...........................        (51)     2,858      1,759      2,560
                                                            -------    -------    -------    -------
Other income (expense):
  Net interest income (expense).........................        390        317        222        273
  Other.................................................          4          4          3         (1)
                                                            -------    -------    -------    -------
     Total other income -- net..........................        394        321        225        272
                                                            -------    -------    -------    -------
Net income..............................................    $   343    $ 3,179    $ 1,984    $ 2,832
                                                            =======    =======    =======    =======
Basic and diluted earnings per share....................    $  0.05    $  0.43    $  0.27    $  0.37
                                                            =======    =======    =======    =======

     The following table presents our balance sheet as of March 31, 2000 on an actual basis and on an as adjusted basis giving effect to our sale of 2,700,000 shares of common stock in this offering at a public offering price of $9.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

                                                                    MARCH 31, 2000
                                                                ----------------------
                                                                ACTUAL     AS ADJUSTED
                                                                -------    -----------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments.........    $ 9,032      $26,657
  Working capital...........................................     14,517       32,327
  Total assets..............................................     29,148       46,773
  Total stockholders' equity................................     21,580       45,250

                                  RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before purchasing shares of common stock of Kensey Nash. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. This investment involves a high degree of risk.

     RISKS RELATED TO OUR BUSINESS

     IF OUR BIOMATERIALS PRODUCTS ARE NOT SUCCESSFUL, OUR OPERATING RESULTS AND BUSINESS MAY BE SUBSTANTIALLY IMPAIRED.

     The success of our existing biomaterials products, as well as any we develop in the future, depends on a variety of factors, including our ability to continue to manufacture, sell and competitively price these products and the acceptance of these products by the medical profession. In addition, we may be required to obtain regulatory approval for any future biomaterials products. We will require substantial additional funds to develop and market our biomaterials products. We expect to fund the growth of our biomaterials business out of our operating income and cannot guarantee that this operating income will be sufficient to develop new biomaterials products. To date, we have relied on strategic partners or customers to market and sell our biomaterials products. We cannot assure you that we will commercialize our products successfully either indirectly through strategic partners or directly through the development of a sales force.

     WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO OBTAIN THE NECESSARY REGULATORY APPROVALS FOR THE AEGIS VORTEX.

     We need to conduct additional human feasibility clinical trials for the Aegis Vortex. The Aegis Vortex has not been approved for marketing by the FDA or by any governmental entity outside of the United States. We will require substantial additional funds to develop the product, conduct clinical trials and gain the necessary regulatory approvals for the Aegis Vortex. Prior to granting approval, the FDA may require clarification of information provided in our regulatory submissions, more information or more clinical studies. If granted, FDA approval may impose limitations on the uses for which our product may be marketed or how our product may be marketed. Should we experience delays or be unable to receive approval from the FDA, our operating results and business may be substantially impaired.

     A SUBSTANTIAL PORTION OF OUR REVENUES WILL CONTINUE TO COME FROM THE ANGIO-SEAL WHICH IS MANUFACTURED, MARKETED AND DISTRIBUTED BY ST. JUDE MEDICAL.

     To date, a significant portion of our revenues have been derived from Angio-Seal sales. Under our license agreements with St. Jude Medical, Angio-Seal is manufactured, marketed and sold on a worldwide basis by St. Jude Medical. Two of our significant sources of revenue for the future are expected to be sales of collagen to St. Jude Medical for use in the Angio-Seal devices and royalty income from the sale of the Angio-Seal product line. Beginning June 1, 2000, St. Jude Medical will no longer be obligated to buy collagen from us. Furthermore, we expect a reduction in our royalty rate, from 12% to 9%, during the second quarter of fiscal year 2001 in accordance with our license agreements. Our success with Angio-Seal depends in part on the time, effort and attention that St. Jude Medical devotes to the Angio-Seal product line and on their success in manufacturing, marketing and selling the Angio-Seal product line. Under the terms of our agreements with St. Jude Medical, we have no control over the pricing and marketing strategy for the Angio-Seal product line. In addition, we depend on St. Jude Medical to successfully maintain levels of manufacturing sufficient to meet anticipated demand, abide by applicable manufacturing regulations and seek reimbursement approvals. St. Jude Medical can terminate our arrangement at any time after September 30, 2001 for any reason upon 12 months notice. There can be no assurance that St. Jude Medical will successfully pass future inspections of its manufacturing facility or adequately perform its manufacturing, marketing and selling duties. Any such failure by St. Jude Medical may negatively impact Angio-Seal sales and therefore reduce our royalties and impair our operating results and business.

     WE DEPEND ON OUR CUSTOMERS TO MARKET AND OBTAIN REGULATORY APPROVALS FOR THEIR BIOMATERIALS PRODUCTS.

     We depend on the efforts of our biomaterials customers in marketing their products which include our biomaterials components. There can be no assurance that our customers' end use products which include our biomaterials components will be commercialized successfully by our customers or that our customers will otherwise be able to compete effectively in their markets. If our customers fail to commercialize their products, our operating results and business may be substantially impaired.

     IF WE RECEIVE FDA APPROVAL, WE MAY NOT BE SUCCESSFUL COMMERCIALIZING THE AEGIS VORTEX.

     If the Aegis Vortex clinical trials are completed successfully and we obtain the necessary governmental approvals, we will need to commercialize the product. We cannot assure you that we will be able to find a suitable partner and/or develop and train our own sales force to sell and market the Aegis Vortex. We do not have a sales and marketing force nor do we have any experience hiring or training a sales and marketing force. We may not be able to establish and maintain an internal sales and marketing force with technical expertise and supporting distribution capabilities. If we are unable to successfully commercialize the Aegis Vortex, our growth prospects will be diminished.

     WE MAY BE REQUIRED TO DELAY, REDUCE OR ELIMINATE SOME OR ALL OF OUR EFFORTS TO DEVELOP AND MARKET THE AEGIS VORTEX IF WE FAIL TO OBTAIN ADDITIONAL FUNDING THAT MAY BE REQUIRED TO SATISFY OUR FUTURE CAPITAL NEEDS.

     We plan to continue to spend substantial funds to develop and market the Aegis Vortex. Our future liquidity and capital requirements will depend upon numerous factors, including the progress and success of our clinical trials, the timing and cost involved in obtaining regulatory approvals, the timing and cost of developing sales and marketing strategies, our ability to enter into strategic alliances, manufacturing and research and development activities, the extent to which the Aegis Vortex gains market acceptance and competitive developments. Any additional required financing may not be available on satisfactory terms, if at all. If we are unable to obtain financing, we may be required to delay, reduce or eliminate some or all of our research and development activities or sales and marketing efforts, in which case our operating results and business may be substantially impaired.

     THE MARKETS FOR OUR PRODUCTS ARE HIGHLY COMPETITIVE AND ARE LIKELY TO BECOME MORE COMPETITIVE, AND OUR COMPETITORS MAY BE ABLE TO RESPOND MORE QUICKLY TO NEW OR EMERGING TECHNOLOGIES AND CHANGES IN CUSTOMER REQUIREMENTS.

     The existing markets for our current and proposed products are intensely competitive. We expect competition to increase further as additional companies begin to enter our markets and/or modify their existing products to compete directly with ours. We compete with some of the largest players in the biomaterials markets. If we are successful in commercializing the Aegis Vortex, our competitors will include Boston Scientific Corporation, Johnson and Johnson, Inc., Possis Medical, Inc., Percu-Surge Inc. and Interventional Technologies, Inc., as well as other companies and other current and future therapies. The primary competitors in the vascular sealing device market are Abbott Laboratories (which owns Perclose, Inc.), Datascope Corp. and Vascular Solutions, Inc.

     Our competitors may have broad product lines which allow them to negotiate exclusive, long-term supply contracts and offer comprehensive pricing for their products. Broader product lines may also provide our competitors with a significant advantage in marketing competing products to group purchasing organizations and other managed care organizations that are increasingly seeking to reduce costs through centralized purchasing. Greater financial resources and product development capabilities may allow our competitors to respond more quickly to new or emerging technologies and changes in customer requirements that may render our products obsolete.

     Because a significant portion of our revenue depends on sales of medical devices by our customers to the end user market, we are also affected by competition within the markets for these devices. Competition within the medical device market could also have an adverse effect on our business for a variety of reasons, including that our customers may compete directly with larger, dominant manufacturers with extensive product lines and greater sales, marketing and distribution capabilities. We are also unable to control other factors that may impact the commercialization of our components for end use products, such as marketing and sales efforts and competitive pricing pressures within particular markets.

     IF OUR PRODUCTS ARE NOT ACCEPTED BY THE MEDICAL COMMUNITY, OUR BUSINESS MAY SUFFER.

     The success of our existing products depends on continued acceptance of these products by the medical community. The success of any products we develop in the future will depend on the adoption of these products by our targeted markets. We cannot predict how quickly, if at all, the medical community will accept our future products or the extent to which our future products will be used. If we encounter difficulties introducing future products into our targeted markets, our operating results and business may be substantially impaired.

     THE LOSS OF, OR INTERRUPTION OF SUPPLY FROM, KEY VENDORS COULD LIMIT OUR ABILITY TO MANUFACTURE OUR PRODUCTS.

     We purchase certain materials and components for our products from various suppliers. Some of these components are custom made for us. Any loss of, or interruption of supply from, key vendors may require us to find new vendors. We could experience production or development delays while we seek new vendors which could substantially impair our operating results and business.

     WE MAY HAVE PROBLEMS MANUFACTURING AND DELIVERING OUR BIOMATERIALS PRODUCTS IN THE FUTURE.

     The biomaterials industry is an emerging area, using many materials which are untested or whose properties are still not known. Consequently, from time to time we may experience unanticipated difficulties in manufacturing and delivering our biomaterials products to our customers. These difficulties may include an inability to meet customer demand, delays in delivering products or quality control problems with certain biomaterials products. Any such difficulty to fulfill orders on a timely basis could materially and adversely affect our operating results and business.

     OUR USE OF HAZARDOUS MATERIALS EXPOSES US TO THE RISK OF MATERIAL ENVIRONMENTAL LIABILITIES.

     Because we use hazardous substances in our research and development and manufacturing operations, we are potentially subject to material liabilities related to personal injuries or property damages that may be caused by hazardous substance releases or exposures at or from our facility. Decontamination costs, other clean-up costs and related damages or liabilities could substantially impair our business and operating results. We are required to comply with increasingly stringent laws and regulations governing environmental protection and workplace safety, including requirements governing the handling, storage and disposal of hazardous substances.

     ST. JUDE MEDICAL'S INTERNATIONAL SALES ARE SUBJECT TO A NUMBER OF RISKS THAT COULD HARM FUTURE INTERNATIONAL SALES OF ANGIO-SEAL AND THEIR ABILITY TO SUCCESSFULLY COMMERCIALIZE NEW PRODUCTS IN INTERNATIONAL MARKETS.

     St. Jude Medical sells the Angio-Seal product line internationally and pays us a royalty on each unit sold. Our royalties are subject to several risks, including:

     - the impact of recessions in economies outside the United States;

     - unexpected changes in regulatory requirements, tariffs or other trade barriers;

     - weaker intellectual property rights protection in some countries;

     - fluctuations in exchange rates;

     - potentially adverse tax consequences; and

     - political and economic instability.

     The occurrence of any of these events could seriously harm St. Jude Medical's future international sales and our ability to receive royalties from sales of the Angio-Seal in international markets.

     OUR SUCCESS DEPENDS ON KEY PERSONNEL, THE LOSS OF WHOM COULD IMPAIR OUR OPERATING RESULTS AND BUSINESS.

     Our success depends, to a significant extent, upon the efforts and abilities of Joseph W. Kaufmann, Douglas G. Evans and other members of senior management. The loss of the services of one or more of these key employees could harm our operating results and business. In addition, we will not be successful unless we can attract and retain skilled personnel, particularly in the areas of research and product development.

     OUR FAILURE TO EXPAND OUR MANAGEMENT SYSTEMS AND CONTROLS TO SUPPORT ANTICIPATED GROWTH OR INTEGRATE FUTURE ACQUISITIONS COULD SERIOUSLY HARM OUR OPERATING RESULTS AND BUSINESS.

     Our operations continue to grow and we expect this expansion to continue as we execute our business strategy. Sustaining our growth has placed significant demands on management and our administrative, operational, information technology, manufacturing, financial and personnel resources. Accordingly, our future operating results will depend on the ability of our officers and other key employees to continue to implement and improve our operational, client support and financial control systems, and effectively expand, train and manage our employee base. We may not be able to manage our growth successfully. This inability to sustain or manage our growth could seriously harm our operating results and business.

     THE OWNERSHIP INTEREST OF OUR STOCKHOLDERS MAY BE DILUTED BY ANY FUTURE ACQUISITIONS OR STRATEGIC ALLIANCES.

     Our stockholders will depend upon the judgment of our management with respect to any future acquisitions we make or strategic alliances we enter into. Our management may decide to acquire other companies or finance strategic alliances by issuing equity securities. As a result, you may experience dilution of your ownership interest.

     RISKS RELATED TO OUR INTELLECTUAL PROPERTY

     IF WE ARE UNABLE TO PROTECT OUR PATENTS AND PROPRIETARY RIGHTS, OUR REPUTATION AND COMPETITIVENESS IN THE MARKETPLACE MAY BE MATERIALLY DAMAGED.

     We regard our patents, biomaterials trade secrets and other intellectual property as important to our success. We rely upon patent law, trade secret protection, confidentiality agreements and license agreements with St. Jude Medical to protect our proprietary rights. We have registered certain of our patents with applicable governmental authorities. Effective patent protection may not be available in every country in which our products are made available, and we have not sought protection for our intellectual property in every country where our products may be sold. There can be no assurance that the steps we take to protect our proprietary rights will be adequate or that third parties will not infringe or otherwise violate our patents or similar proprietary rights.

     We and St. Jude Medical are plaintiffs in a patent infringement lawsuit against Perclose, which was acquired by Abbott Laboratories, and we are co-defendants against counterclaims filed by Perclose in response to our complaint. We have spent substantial resources on this litigation. Intellectual property litigation in recent years has proven to be very costly and complex, and the outcome of such litigation is difficult to predict.

     WE MAY BE ACCUSED OF INFRINGING UPON THE PROPRIETARY RIGHTS OF OTHERS AND ANY RELATED LITIGATION COULD MATERIALLY DAMAGE OUR OPERATING RESULTS AND BUSINESS.

     An adverse determination in any intellectual property litigation or interference proceedings brought against us could prohibit us from selling our products, subject us to significant liabilities to third parties or require us to seek licenses from third parties. The costs associated with these license arrangements may be substantial and could include ongoing royalties. Furthermore, the necessary licenses may not be available to us on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products.

     WE DO NOT OWN OR CONTROL THE USE OF THE ANGIO-SEAL TRADEMARK.

     The term Angio-Seal is a trademark of St. Jude Medical. All goodwill generated by the marketing and sales of devices bearing the Angio-Seal trademark belongs to St. Jude Medical and not to us. Should the St. Jude Medical license agreements terminate, we would not have the right to call any of our products "Angio-Seal" unless we purchase or license the trademark from St. Jude Medical. Without rights to the Angio-Seal trademark, we would have to market our products under a different trademark. Moreover, upon the termination of the St. Jude Medical license agreements, St. Jude Medical would have the right to compete against us by selling collagen and puncture closure devices under the Angio-Seal trademark. Thus, purchasers of puncture closure devices may be more likely to recognize and purchase products labeled Angio-Seal regardless of whether those devices originate from us.

     RISKS RELATED TO OUR INDUSTRY

     WE MAY FACE PRODUCT LIABILITY CLAIMS THAT COULD RESULT IN COSTLY LITIGATION AND SIGNIFICANT LIABILITIES.

     The manufacture and sale of medical products entail significant risk of product liability claims. The medical device industry in general has been subject to significant product liability litigation. Any product liability claims, with or without merit, could result in costly litigation, reduced sales, significant liabilities and diversion of our management's time, attention and resources. We cannot be sure that our product liability insurance coverage is adequate or that it will continue to be available to us on acceptable terms, if at all.

     WE FACE UNCERTAINTY RELATING TO THIRD PARTY REIMBURSEMENT FOR OUR PRODUCTS.

     We could be seriously harmed by changes in reimbursement policies of governmental or private healthcare payors, particularly to the extent any changes affect reimbursement for catheterization procedures in which our products are used. If physicians, hospitals and other users of our products fail to obtain sufficient reimbursement from healthcare payors for procedures in which our products are used or adverse changes occur in governmental and private third-party payors' policies toward reimbursement for these procedures, our operating results and business may be substantially impaired.

     OUR PRODUCTS AND MANUFACTURING ACTIVITIES ARE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION THAT COULD MAKE IT MORE EXPENSIVE AND TIME CONSUMING FOR US TO INTRODUCE NEW AND IMPROVED PRODUCTS.

     Our products and manufacturing activities are subject to extensive regulation by a number of governmental agencies, including the FDA and comparable international agencies. We are required to:

     - obtain the approval of the FDA and international agencies before we can market and sell new products;

     - satisfy these agencies' requirements for all of our labeling, sales and promotional materials in connection with our existing products;

     - comply with all applicable manufacturing regulations; and

     - undergo rigorous inspections by these agencies.

     Compliance with the regulations of these agencies may delay or prevent us from introducing any new or improved products, including the Aegis Vortex. Furthermore, we may be subject to sanctions, including temporary or permanent suspension of operations, product recalls and marketing restrictions if we fail to comply with the laws and regulations pertaining to our business.

     We are also required to demonstrate compliance with the FDA's quality system regulations. The FDA enforces its quality system regulations through pre-approval and periodic post-approval inspections. These regulations relate to product testing, vendor qualification, design control and quality assurance, as well as the maintenance of records and documentation. If we are unable to conform to these regulations, we will be required to locate alternative manufacturers that do conform. Identifying and qualifying alternative manufacturers may be a long, costly and difficult process and could seriously harm our business.

     The FDA and international regulatory agencies may also limit the indications for which our products are approved. These regulatory agencies may restrict or withdraw approvals we have received if additional information becomes available to support this action.

     RISKS RELATED TO OUR OFFERING

     CONCENTRATION OF OWNERSHIP IN OUR COMPANY MAY GIVE SOME STOCKHOLDERS SUBSTANTIAL INFLUENCE AND MAY PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY.

     We anticipate that our executive officers and directors, together with their affiliates, will, in the aggregate, beneficially own approximately 3,591,131 shares, or 32.44%, of our outstanding common stock following the completion of this offering, or 31.10% of our common stock if the underwriters exercise their over-allotment option in full. These stockholders may be able to exercise substantial influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company.

     OUR FUTURE OPERATING RESULTS ARE DIFFICULT TO PREDICT AND MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER.

     Our operating results have varied significantly from quarter to quarter in the past and are likely to vary substantially in the future as a result of a number of factors, some of which are not in our control, including:

     - market perception and customer acceptance of our products;

     - market perception and acceptance of our customer's products;

     - our efforts to increase sales of our biomaterials products;

     - the loss of significant orders;

     - changes in our relationship with St. Jude Medical;

     - our establishment of strategic alliances or acquisitions;

     - timely implementation of new and improved products;

     - delays in obtaining regulatory approvals;

     - increased competition; and

     - litigation concerning intellectual property rights in the medical device industry.

     THE TRADING PRICE OF OUR COMMON STOCK IS LIKELY TO FLUCTUATE SUBSTANTIALLY IN THE FUTURE.

     The price of our common stock in this offering may not be indicative of the prices that will prevail in the public market after this offering.

     The trading price of our common stock may fluctuate widely as a result of a number of factors, some of which are not in our control, including:

     - quarter to quarter variations in our operating results;

     - announcements regarding clinical activities or new products by us or our competitors;

     - our announcements regarding the Aegis Vortex clinical trials;

     - general conditions in the medical device industry;

     - changes in earnings estimates by analysts; and

     - price and volume fluctuations in the overall stock market, which have particularly affected the market prices of many medical device companies.

     In addition, the market for our stock has experienced extreme price and volume fluctuations, which have often been unrelated to our operating performance.

     FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET BY STOCKHOLDERS WITH SIGNIFICANT HOLDINGS COULD CAUSE OUR STOCK PRICE TO FALL.

     Upon completion of the offering, we will have 10,193,165 outstanding shares of common stock and we will have 10,673,165 shares if the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding options after May 22, 2000.

     Sales of a substantial number of shares of our common stock in the public market following this offering or the perception that such sales could occur could cause the market price of our common stock to decline or adversely affect our future ability to raise capital through an offering of equity securities. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under lock-up agreements that our executive officers and directors have entered into with Prudential Securities Incorporated. Under these lock-up agreements, our executive officers and directors have agreed not to offer or sell any shares of common stock for a period of 90 days after the date of this prospectus without the prior written consent of Prudential Securities Incorporated. Kenneth R. Kensey, M.D. and John E. Nash have entered into similar agreements for periods of 180 days. Virtually all of Dr. Kensey's shares are subject to pledge agreements with third parties. These pledge agreements provide that if the price of our common stock falls below certain levels, the pledged shares could be sold by third parties into the public market. Prudential Securities Incorporated may, at any time and without notice, waive any of the terms of these lock-up agreements.

     The following table indicates approximately when the shares of our common stock that are subject to these lock-up agreements will be eligible for sale into the public market, subject to Rule 144 of the Securities Act.

NUMBER OF SHARES        DATE OF AVAILABILITY FOR RESALE INTO PUBLIC MARKET
----------------   ------------------------------------------------------------
1,127,304          90 days after the date of this prospectus due to a lock-up agreement these stockholders and optionholders have with
                   Prudential Securities Incorporated.
2,463,827          180 days after the date of this prospectus due to lock-up
                   agreements that Kenneth R. Kensey, M.D. and John E. Nash,
                   P.E. have with Prudential Securities Incorporated.

     MANAGEMENT COULD SPEND OR INVEST OUR NET PROCEEDS OF THIS OFFERING IN WAYS WHICH OUR STOCKHOLDERS MAY NOT AGREE, INCLUDING THE FINANCING OF ANY FUTURE ACQUISITIONS OR ALLIANCES.

     A substantial portion of the proceeds of our offering are not allocated for specific purposes. Our management can spend or invest our net proceeds from this offering in ways with which the stockholders may not agree. The investment of these proceeds may not yield a favorable return. Our management may use a portion of our net proceeds from this offering to finance any future acquisitions we may make or alliances we enter into.

     OUR SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND DELAWARE LAW MAY DISCOURAGE AN ACQUISITION OF OUR COMPANY.

     Provisions of our second amended and restated certificate of incorporation and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about Kensey Nash, including, among other things:

     - general economic and business conditions, both nationally and in our markets;

     - our expectations and estimates concerning future financial performance and financing plans;

     - the impact of competition;

     - anticipated trends in our business;

     - existing and future regulations affecting our business;

     - strategic alliances and acquisition opportunities; and

     - other risk factors set forth under "Risk Factors" in this prospectus.

     In addition, in this prospectus, the words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions, as they relate to Kensey Nash, our business or our management, are intended to identify forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                USE OF PROCEEDS

     We will receive net proceeds of approximately $23.7 million from the sale of 2,700,000 shares of common stock by us in the offering, or $27.9 million if the underwriters exercise their over-allotment option in full after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds as follows:

     - approximately $15.0 million to continue to develop and conduct clinical trials and complete regulatory submissions in the U.S. and internationally for the Aegis Vortex;

     - $6.1 million to repay outstanding debt comprised of a $1.1 million 8% per annum term loan maturing January 1, 2005, and a $5.0 million loan with a quarterly adjusted interest rate (which is currently 7.68%) maturing January 1, 2006; and

     - the remainder for general corporate purposes, including capital expenditures and potential strategic acquisitions and alliances.

     While we continue to evaluate potential strategic acquisitions and alliances, we currently have no agreements regarding potential strategic acquisitions or alliances. Our management has broad discretion over the use of proceeds and may spend the net proceeds from this offering in ways with which our stockholders may not agree. Pending use of the net proceeds of this offering, we intend to invest them in short-term, interest-bearing, investment-grade securities or guaranteed obligations of the U.S. government. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is quoted in the Nasdaq National Market under the symbol "KNSY" and has been traded publicly since our initial public offering in December 1995. The following table sets forth the high and low closing sale prices per share of our common stock as reported by the Nasdaq National Market for the periods indicated.

                                                                 HIGH        LOW
                                                                -------    -------
YEAR ENDED JUNE 30, 1998
  First Quarter.............................................    $ 16.00    $ 10.38
  Second Quarter............................................      17.00      13.00
  Third Quarter.............................................      24.25      14.00
  Fourth Quarter............................................      23.63       8.88
YEAR ENDED JUNE 30, 1999
  First Quarter.............................................       9.88       7.13
  Second Quarter............................................      11.00       5.75
  Third Quarter.............................................      11.75       8.31
  Fourth Quarter............................................      10.25       7.25
YEAR ENDED JUNE 30, 2000
  First Quarter.............................................      15.63       7.75
  Second Quarter............................................      16.75      10.00
  Third Quarter.............................................      21.38      12.50
  Fourth Quarter (through May 23, 2000).....................      18.88       9.63

     On May 23, 2000, the last reported sale price of our common stock in the Nasdaq National Market was $9.63 per share. As of May 15, 2000, there were 66 record owners and approximately 2,604 beneficial owners of our common stock.

     We have not declared or paid cash dividends and do not anticipate declaring or paying any dividends on our common stock in the near future. Our loan and security agreement with Chester County Industrial Development Authority and Commerce Bank, N.A. prohibits us from paying any type of dividend on our common stock. This agreement will terminate when we repay the debt we incurred with them out of the net proceeds of this offering. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial conditions, results of operations, contractual restrictions, capital requirements, business prospects, and such other relevant factors.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2000:

     - on an actual basis; and

     - on an as adjusted basis to give effect to the sale of common stock in this offering at a public offering price of $9.50 per share and the application of the net proceeds, after deducting underwriting discounts and commissions and our estimated offering expenses.

     This table should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. See "Use of Proceeds" on page 15.

                                                                 AS OF MARCH 31, 2000
                                                                -----------------------
                                                                 ACTUAL     AS ADJUSTED
                                                                --------    -----------
                                                                    (IN THOUSANDS)
Long-term debt..............................................    $  5,860     $      0
                                                                --------     --------
Stockholders' equity:
  Preferred stock, $.001 par value, 100,000 shares
     authorized, no shares issued and outstanding, actual...          --           --
  Common stock, $.001 par value, 25,000,000 shares
     authorized and 7,492,488 shares issued and outstanding,
     actual, 10,193,165 shares issued and outstanding, as
     adjusted...............................................           7           10
  Additional paid-in capital................................      37,851       61,518
  Accumulated deficit.......................................     (15,731)     (15,731)
  Accumulated other comprehensive income....................        (548)        (548)
                                                                --------     --------
Total stockholders' equity..................................      21,580       45,250
                                                                --------     --------
Total capitalization........................................    $ 27,440     $ 45,250
                                                                ========     ========

     The above table excludes the following shares at March 31, 2000:

     - 1,744,298 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $9.64 per share;

     - 447,207 shares of common stock reserved for grants that we may make in the future under our employee incentive compensation plan;

     - 82,500 shares of common stock reserved for issuance under our non-employee directors' stock plan; and

     - up to 480,000 shares of common stock that the underwriters may purchase if they exercise their over-allotment option.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated statement of operations and consolidated balance sheet data for the fiscal years ended June 30, 1995, 1996, 1997, 1998 and 1999 and the nine months ended March 31, 1999 and
2000. The selected consolidated financial data for each such fiscal year listed below has been derived from our Consolidated Financial Statements for those years, which have been audited by Deloitte & Touche, LLP, independent auditors, whose report for fiscal years 1998 and 1999 is included elsewhere herein. The selected consolidated financial data for the nine months ended March 31, 1999 and 2000 has been derived from our Consolidated Financial Statements for those periods and is unaudited. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements and related Notes and other financial information included herein. Our interim results of operations do not necessarily indicate our results for the full fiscal year.

                                                                                            NINE MONTHS ENDED
                                                 FISCAL YEAR ENDED JUNE 30,                     MARCH 31,
                                    ----------------------------------------------------    ------------------
                                      1995       1996       1997       1998       1999       1999       2000
                                    --------    -------    -------    -------    -------    -------    -------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Net sales.......................  $  1,358    $ 1,315    $ 3,661    $ 4,669    $ 7,168    $ 4,996    $ 9,075
  Research and development........       468      1,576      2,843      3,642      1,894      1,611         48
  Milestone fees..................     2,700         --      1,050         --         --         --         --
  Royalty income..................        41         76        353      3,008      7,183      5,027      4,640
                                    --------    -------    -------    -------    -------    -------    -------
    Total revenues................     4,567      2,967      7,907     11,319     16,245     11,634     13,763
                                    --------    -------    -------    -------    -------    -------    -------
Operating costs and expenses:
  Cost of products sold...........     1,468      1,637      3,063      4,084      5,135      3,713      5,088
  Research and development........     3,034      3,581      4,695      5,524      5,668      4,265      4,074
  Selling, general and
    administrative................     1,850      2,132      1,823      1,762      2,584      1,897      2,041
  Deferred compensation...........     1,182      1,493         --         --         --         --         --
  Product return..................        --        574         --         --         --         --         --
                                    --------    -------    -------    -------    -------    -------    -------
    Total operating costs and
       expenses...................     7,534      9,417      9,581     11,370     13,387      9,875     11,203
                                    --------    -------    -------    -------    -------    -------    -------
(Loss) income from operations.....    (2,967)    (6,450)    (1,674)       (51)     2,858      1,759      2,560
                                    --------    -------    -------    -------    -------    -------    -------
Other (expense) income:
  Net interest (expense) income...    (1,081)      (473)       435        390        317        222        273
  Insurance settlement............        --        946        969         --         --         --         --
  Other...........................      (164)        62          8          4          4          3         (1)
                                    --------    -------    -------    -------    -------    -------    -------
    Total other (expense) income
       -- net.....................    (1,245)       535      1,412        394        321        225        272
                                    --------    -------    -------    -------    -------    -------    -------
Net (loss) income.................  $ (4,212)   $(5,915)   $  (262)   $   343    $ 3,179    $ 1,984    $ 2,832
                                    ========    =======    =======    =======    =======    =======    =======
Basic and diluted (loss) earnings
  per common share................  $  (0.92)   $ (1.00)   $ (0.04)   $  0.05    $  0.43    $  0.27    $  0.37
                                    ========    =======    =======    =======    =======    =======    =======
Weighted average common shares
  outstanding.....................     4,599      5,927      7,182      7,552      7,477      7,479      7,616
                                    ========    =======    =======    =======    =======    =======    =======

                                                                                            NINE MONTHS ENDED
                                                 FISCAL YEAR ENDED JUNE 30,                     MARCH 31,
                                    ----------------------------------------------------    ------------------
                                      1995       1996       1997       1998       1999       1999       2000
                                    --------    -------    -------    -------    -------    -------    -------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and
  short-term investments..........  $      8    $11,734    $ 7,351    $ 7,777    $ 9,669    $ 8,130    $ 9,032
Working capital (deficit).........   (14,044)     6,678      9,172      9,423     10,860     10,860     14,517
Total assets......................     1,931     19,743     16,593     22,039     28,215     27,558     29,148
Long-term obligations, including
  capital lease obligations.......       108         81        574      2,374      6,013      6,061      5,864
Total stockholders' (deficit)
  equity..........................   (16,095)    12,001     12,127     15,863     18,901     17,937     21,580

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors including the risks discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We were founded in 1984 and our common stock became publicly traded in December 1995. We have been profitable in each of our last ten fiscal quarters.

     Revenues

     Our revenues consist of three components: net sales, research and development revenue and royalty income.

     Net Sales. Net sales is comprised of resorbable biomaterials products and Angio-Seal devices manufactured by us.

          Biomaterials. The biomaterials component of net sales represents the sale of our biomaterials products to customers for use in the following markets: orthopedics, cardiology, drug/biologics delivery and wound care. Historically, our biomaterials sales have represented primarily the resorbable collagen and polymer components of the Angio-Seal device supplied to St. Jude Medical. We have experienced significant sales growth in our biomaterials products in fiscal years 1998, 1999 and 2000 due to sales to new customers, increased sales to existing customers, new product offerings and the expansion of our marketing activities. We believe this growth will continue because of greater acceptance by the medical community of biomaterials and technological advances which have expanded the applications for our biomaterials products.

          Angio-Seal Devices. Historically, we supplied our strategic partner with partially completed 8F Angio-Seal devices. In fiscal year 1999 and 2000, we have supplied our partner with 6F Angio-Seal devices to supplement their production requirements. We anticipate that St. Jude Medical will transition the manufacturing of these devices to their facility by June 30, 2000.

     Research and Development Revenue. Historically, research and development revenue has been derived solely from development work performed on the Angio-Seal. As anticipated, the research and development activities have transitioned to St. Jude Medical and no additional research and development revenue is expected.

     Royalty Income. We receive a royalty on every Angio-Seal unit sold worldwide. We anticipate sales of the Angio-Seal device will continue to grow, particularly due to the recent launches of the 6F Angio-Seal in the U.S. and Europe. As a result, royalty income will continue to be a significant source of revenue. The anticipated increase in unit sales will be partially offset in the fiscal year 2001 by an anticipated reduction in our royalty rate, from 12% to 9%, in accordance with our licensing agreements. We expect this rate reduction will occur during the second quarter of fiscal year 2001.

     Cost of Products Sold

     We have experienced an overall increase in gross margin during the fiscal year 2000 as our net sales have increased and we have been able to spread our fixed costs of manufacturing over a greater number of units. We anticipate our gross margin will continue to improve as our sales levels increase and our product mix becomes more favorable, reflecting the shift to higher margin sales of biomaterials products and a reduction in sales of lower margin Angio-Seal devices.

     Research and Development Expense

     Research and development expense consists of expenses incurred for the development of our proprietary technology such as the Aegis Vortex, resorbable biomaterials products and technologies and other development programs. While research and development on the Angio-Seal has become an insignificant portion of our overall development costs, the progression of the Aegis Vortex into the clinical trial phase and our continued development of proprietary biomaterials products and technologies will offset this decrease. We anticipate research and development expense will continue to increase as we pursue commercialization of the Aegis Vortex as well as explore opportunities for our other technologies.

     Selling, General and Administrative

     Selling, general and administrative expenses include general and administrative costs as well as costs related to the marketing of our products. During the fiscal years 1999 and 2000, the costs of our patent litigation are also included within selling, general and administrative expenses. We anticipate the marketing component of selling, general and administrative expenses, which has been insignificant in past fiscal years, will increase as we evaluate opportunities for commercialization of the Aegis Vortex and expand the marketing efforts for our biomaterials business.

RESULTS OF OPERATIONS

  COMPARISON OF NINE MONTHS ENDED MARCH 31, 1999 AND 2000

     Revenues. Revenues increased 18% to $13.8 million in the nine months ended March 31, 2000 from $11.6 million in the nine months ended March 31, 1999. Net sales of products increased 82% to $9.1 million from $5.0 million for the nine months ended March 31, 2000 and 1999, respectively. Of this increase, $2.5 million was attributable to an increase in sales of 6F Angio-Seal devices to St. Jude Medical. The remaining $1.6 million was attributable to increased sales of biomaterials products. We have been providing St. Jude Medical with 6F Angio-Seal devices for the international and U.S. markets. We expect to continue to supplement St. Jude Medical's manufacturing of these devices for the remainder of fiscal year 2000.

     Research and Development Revenues. Research and development revenues decreased 97% to $48,000 from $1.6 million for the nine months ended March 31, 2000 and 1999, respectively. St. Jude Medical has transitioned substantially all of the Angio-Seal research and development in-house. We do not expect research and development revenues to be significant in the future.

     Royalty Income. Royalty income increased 8%, net of a $750,000 supplemental payment from our previous strategic partner in the nine months ended March 31, 1999, to $4.6 million from $4.3 million in the nine months ended March 31, 2000 and 1999, respectively. Royalty units increased as approximately 255,000 Angio-Seal units were sold to end-users during the nine months ended March 31, 2000 compared to approximately 227,000 units sold during the nine months ended March 31, 1999. This unit increase was due to St. Jude Medical's increased sales and marketing efforts primarily in the U.S. and sales of the new 6F device in the international markets. The 6F device was introduced in the international markets in April 1999 and in the U.S. in late March 2000.

     Cost of Products Sold. Cost of products sold increased 37% to $5.1 million in the nine months ended March 31, 2000 from $3.7 million in the nine months ended March 31, 1999. However, gross margin increased to 44% from 26%. This increase reflected an allocation of overhead across a greater sales volume, which resulted in a decrease in per unit costs.

     Research and Development Expense. Research and development expense decreased 4% to $4.1 million in the nine months ended March 31, 2000 compared to $4.3 million in the nine months ended March 31, 1999. This decrease was mainly attributable to the transition of substantially all of the development for the Angio-Seal product line to St. Jude Medical. This decrease was offset by our continued development efforts on the Aegis Vortex, including clinical trial expenses. We also continued to expand our development efforts on our biomaterials products. We expect research and development

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

expense to increase as we investigate and develop new products, conduct clinical trials and seek regulatory approvals for our proprietary products.

     Selling, General and Administrative. Selling, general and administrative expense increased 8% to $2.0 million in the nine months ended March 31, 2000 from $1.9 million in the nine months ended March 31, 1999. This increase was primarily the result of increased sales and marketing efforts for the Aegis Vortex and our biomaterials products.

     Net Interest Income. Interest expense increased 58% to $351,000 in the nine months ended March 31, 2000 from $222,000 in the nine months ended March 31, 1999. This was due to the addition of a $5.0 million financing agreement in January 1999, of which $925,000 was used to repay a portion of the $2.0 million term loan. The remainder of the proceeds from the $5.0 million financing agreement are being used to fund leasehold improvements and capital expansion. Interest income increased 40% to $623,000 in the nine months ended March 31, 2000 from $444,000 in the nine months ended March 31, 1999 as a result of an increase in average total cash and investment balances.

  COMPARISON OF FISCAL 1998 AND 1999

     Revenues. Revenues increased 44% to $16.2 million in the year ended June 30, 1999, or fiscal 1999, from $11.3 million in the year ended June 30, 1998, or fiscal 1998. Net sales of products increased 54% to $7.2 million from $4.7 million. Of this, $2.5 million was attributable to increased sales of biomaterials products comprised of $1.8 million of biomaterials products sold to multiple customers and $700,000 of increased sales of Angio-Seal components to St. Jude Medical. The remaining increase was attributable to the sale of 6F Angio-Seal devices to St. Jude Medical for the international market.

     Research and Development Revenue. Research and development revenue decreased 48% to $1.9 million from $3.6 million. The decrease was due to a reduction in Angio-Seal research and development activity as the 6F Angio-Seal transitioned from development to commercialization.

     Royalty Income. Royalty income increased 139% to $7.2 million from $3.0 million in fiscal 1999 and fiscal 1998, respectively. Of this increase, $2.7 million was due to increased unit sales of Angio-Seal. Approximately 310,000 Angio-Seal units were sold to end users in fiscal 1999 compared to approximately 178,000 units sold in fiscal 1998. The increase in Angio-Seal unit volume reflected the launch of the 6F Angio-Seal in Europe in fiscal 1999 as well as increased demand for the 8F Angio-Seal in both the U.S. and European markets in fiscal 1999 versus fiscal 1998. In addition, we received a $1.5 million supplemental royalty payment in fiscal 1999.

     Cost of Products Sold. Cost of products sold increased 26% to $5.1 million in fiscal 1999 from $4.1 million in fiscal 1998. However, the gross margin increased to 28% from 13%. The increase in gross margin reflects an allocation of overhead across greater sales volume, which results in a decrease in per unit costs, as well as increased sales of higher margin biomaterials products.

     Research and Development Expense. Research and development expense increased 3% to $5.7 million in fiscal 1999 from $5.5 million in fiscal 1998. This increase was mainly attributable to increased development efforts on the Aegis Vortex as we applied for and received our investigational device exemption, or IDE, from the FDA and prepared for the initiation of clinical trials of the device. We also expanded our development efforts in the area of resorbable biomaterials. These increases in expense were offset by the ongoing transition of development of the Angio-Seal product line to St. Jude Medical along with the 6F product moving to commercialization.

     Selling, General and Administrative. Selling, general and administrative expense increased 47% to $2.6 million in fiscal 1999 from $1.8 million in fiscal 1998. This increase was primarily a result of legal expenses in the amount of $640,000 related to our ongoing patent infringement suit. We incurred no legal expenses related to this lawsuit in fiscal 1998.

     Net Interest Income. Interest expense increased 121% to $332,000 in fiscal 1999 from $150,000 in fiscal 1998. This increase was due to the addition of a $5.0 million financing agreement in fiscal 1999, of

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

which $925,000 was used to repay a portion of the existing $2.0 million term loan. The remainder of the proceeds from the $5.0 million financing agreement will be used to fund leasehold improvements and for capital expansion. Interest income increased 20% to $649,000 in fiscal 1999 from $540,000 in fiscal 1998 as a result of an increase in average total cash and investment balances.

     Other Non-Operating Income. Other non-operating income remained constant at $4,000 for fiscal 1999 and fiscal 1998. Fiscal 1999 other non-operating income represented primarily a net gain on the sale of fixed assets while fiscal 1998 represented miscellaneous nonrecurring items.

  COMPARISON OF FISCAL 1997 AND 1998

     Revenues. Revenues increased 43% to $11.3 million in fiscal 1998 from $7.9 million in fiscal 1997. Net sales of products increased 28% to $4.7 million from $3.6 million. Sales of Angio-Seal components to our partner increased $1.7 million as a result of increased demand for the Angio-Seal in the U.S. and European markets. This increase was offset by a $900,000 decrease in sales of complete Angio-Seal devices to our partner as they increased their manufacturing capacity to meet increased market demands. In addition, biomaterials product sales increased $200,000, as our business with third-party customers expanded.

     Research and Development Revenue. Research and development revenue increased 28% to $3.7 million in fiscal 1998 from $2.8 million in fiscal 1997. The increase related to research and development, including clinical trials, performed for our partner on the Angio-Seal product line.

     Milestone Fees. The $1.1 million milestone fee represented the final milestone under the license agreement with our strategic partner and was earned by us upon receipt of FDA approval in the first quarter of fiscal 1997.

     Royalty Income. Royalty income increased 752% to $3.0 million from $353,000 in fiscal 1998 and fiscal 1997, respectively. Approximately 178,000 Angio-Seal units were sold by our partner to end users in fiscal year 1998 compared to approximately 26,000 in fiscal 1997. The increase in royalty income represented a full year of 8F Angio-Seal U.S. unit sales in fiscal 1998 compared to nine months of U.S. unit sales in fiscal 1997, a significant increase in demand in the U.S. and European markets and a 3% increase in total royalty per unit resulting from our acquisition of a third party's patents in November 1997.

     Cost of Products Sold. Cost of products sold increased 33% to $4.1 million in fiscal 1998 from $3.1 million in fiscal 1997 and our gross margin declined to 13% from 16%. The increase in cost of products sold reflected increased unit sales. The reduction in gross margin was caused by manufacturing inefficiencies realized in the start-up phase of production for the new sizes of the Angio-Seal and new biomaterials products during the fiscal year.

     Research and Development Expense. Research and development expense increased 18% to $5.5 million in fiscal 1998 from $4.7 million in fiscal 1997. We expanded the development of additional Angio-Seal sizes and biomaterials products, including resorbable polymers and collagen, and increased clinical trial activity. In addition, we significantly expanded our development on the Aegis Vortex as we targeted commencement of clinical trials in fiscal year 1999.

     Selling, General and Administrative. Selling, general and administrative expense decreased 3%, or $61,000, in fiscal 1998 from fiscal 1997. This decrease was primarily due to a reduction in certain outside professional fees.

     Net Interest Income. Interest expense decreased 22% to $150,000 for fiscal 1998 from $193,000 for fiscal 1997. This decrease resulted from the repayment of a credit agreement with our partner in October 1996 offset by amounts drawn under our bank line of credit during the current fiscal year and interest charges recorded in relation to the obligation under our patent acquisition agreement. Interest income decreased 14% to $540,000 in fiscal 1998 from $627,000 in fiscal 1997. The decrease was primarily attributable to a decrease in cash, cash equivalent and investment balances in the first quarter of fiscal 1997, representing funds used to repay our credit agreement.

     Insurance Settlement. During fiscal 1997, we received $1.3 million in final settlement for the business interruption portion of our insurance claim from our roof collapse in 1996. Of this amount, $969,000 was recorded as other income.

     Other Non-Operating Income. Other non-operating income decreased 47% from $8,375 in fiscal 1997 to $4,405 in fiscal 1998. Fiscal 1998 represented miscellaneous nonrecurring items while fiscal 1997 represented primarily a net gain on the sale of fixed assets.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by our operating activities was $78,000 and $935,000 during the nine months ended March 31, 2000 and 1999, respectively. In the nine months ending March 31, 2000, changes in asset and liability balances resulted in a net $3.9 million use of cash, offset by net income of $2.8 million and non-cash depreciation and amortization of $1.1 million. Changes in asset and liability balances resulted in a net $2.0 million use of cash, offset by net income of $2.0 million and non-cash depreciation and amortization of $914,000, in the nine months ending March 31, 1999.

     Our cash, cash equivalents and short-term investments were $9.0 million at March 31, 2000. In addition, we have $2.5 million in restricted investment accounts. We have pledged $1.9 million in investments as collateral to secure bank loans made to employees to pay taxes incurred by these employees when they received common stock at the time of our initial public offering. In exchange for our pledging this collateral, the employees have pledged their common stock to us as collateral. We also have $507,000 in investments restricted for capital spending through June 30, 2000 under the terms of an agreement which provided a total of $5.0 million. Related to this financing agreement, we have a capital spending plan for fiscal year 2000 of which, for the nine months ended March 31, 2000, $2.2 million was expended primarily on machinery, equipment and leasehold improvements. These expenditures were related to the continued expansion of our manufacturing capabilities, principally for our biomaterials product lines.

     We received a $3.0 million royalty advance under our licensing agreement upon receipt of FDA approval for the Angio-Seal in fiscal year 1997. This royalty advance has been reduced in each period by 50% of the excess of royalty income over minimum royalties stipulated within the licensing agreement. During the nine months ended March 31, 2000, the liability was retired.

     In November 1997, we acquired patents in exchange for 200,000 shares of common stock and a series of eight quarterly cash payments, which began on March 31, 1998, totaling $1.2 million. The patents were recorded on the balance sheet at the value of the shares on the date of the agreement plus the present value of the $1.2 million cash and the legal and other related costs incurred to acquire such patents. The present value of the cash payments was $1.1 million and was recorded on the balance sheet as an obligation. The obligation was fully repaid during the nine months ended March 31, 2000.

     We plan to continue to spend substantial amounts to fund clinical trials, to gain regulatory approvals and to continue to expand research and development activities, particularly for the Aegis Vortex and our biomaterials products. We believe cash generated from operations will be sufficient to meet our operating and capital requirements for the next twelve months.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our interest income and expense are sensitive to changes in the general level of interest rates. In this regard, changes in interest rates affect the interest earned on our cash, cash equivalents and investments as well as interest paid on our debt.

     Our investment portfolio consists primarily of high quality U.S. government securities and certificates of deposit with an average maturity of one year or less. We mitigate default risk by investing in what we believe are the safest and highest credit quality securities and by monitoring the credit rating of investment issuers. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity and there are limitations regarding duration of investments. These available-for-sale securities are subject to interest rate risk and decrease in market value if interest rates increase. At March 31, 2000, our total portfolio consisted of approximately $11.5 million of investments, all of which had maturities within one year. Additionally, we generally hold securities until maturity. Therefore, we do not expect our results of operations or cash flows to be materially impacted due to a sudden change in interest rates. We have $1.1 million in fixed rate debt, for which the risk would be an inability to refinance if rates decreased. The remaining $5.0 million of our debt fluctuates with the U.S. treasury rate and is therefore subject to increases in U.S. interest rates. The estimated potential reduction in earnings from a one-point increase in the Five Year U.S. treasury rate for the nine months ended March 31, 2000 would have been approximately $37,500.

                                    BUSINESS

OVERVIEW

     We are experts in designing, developing, manufacturing and processing proprietary biomaterials products for the orthopedics, cardiology, drug/biologics delivery and wound care markets. We also are a leader in cardiovascular medical technology, specifically, arterial revascularization and puncture closure devices. We are in clinical trials with the Aegis Vortex System, a device designed to remove occlusive material from saphenous vein grafts implanted during coronary bypass surgeries. Additionally, we were the original designers, developers and manufacturers of the Angio-Seal, a device designed to seal and close femoral artery punctures made during diagnostic and therapeutic cardiovascular catheterizations. We intend to leverage our proprietary knowledge and expertise to develop new products and technologies and to explore additional applications for our products.

BIOMATERIALS MARKET OPPORTUNITY

     Biomaterials, which are substances that treat, augment, or replace tissue, organs or body functions, are used regularly as components and elements in a wide variety of resorbable and permanent implants. Advances in materials technology and a better understanding of the biological processes involved in tissue formation and remodeling have led to the introduction of resorbable biomaterials based products to address long-standing deficiencies of traditional products and therapies. This trend has been observed in many markets, including orthopedics, cardiology, drug/biologics delivery, wound care, surgery, dentistry and urology. Generally, resorbable biomaterials based products have proven attractive solutions for a number of reasons. First, physicians like to use an implant which will not require a second surgery to remove the device. In addition, the rate of resorption of products can be carefully engineered to promote healing as the biomaterials based products work with the body's natural healing response. Finally, resorbable biomaterials offer tremendous potential for drug delivery. The ability to provide staged and sustained release of drugs and biologics is a critical attribute of the growth in the use of resorbable biomaterials based products.

     The technological challenges involved in developing biomaterials products are substantial. Developing products made from resorbable biomaterials requires an understanding of the mechanical integrity, biocompatibility, resorption rates and ability to sterilize these products without jeopardizing the material properties.

OUR BIOMATERIALS TECHNOLOGY

     Our expertise in biomaterials enables us to design, develop and manufacture proprietary biomaterials products. These products are characterized by their ability to be resorbed or incorporated in the body's own tissue. Our particular expertise is in the properties, usage and processing of collagen, polymers, ceramics and other resorbable materials. We believe that our biomaterials technology gives us a competitive advantage because we are able to provide the essential biomaterials building blocks to address specific product needs.

     - Polymers. We are a leader in the design, development and manufacture of resorbable polymer products. We use many different types of polymers, in combination or as single entities, to achieve the desired properties in a particular product. We have developed several unique polymer based materials, products and processes, which have a variety of applications in implantable resorbable medical devices. We offer our customers and partners a complete solution, including product design and engineering, tool design, process development, commercial manufacture and packaging configuration.

     - Collagen and Other Naturally Occurring Materials. We design, develop and manufacture products using naturally occurring materials such as collagen, elastin, hyaluronic acid and alginate, which have applications in a wide variety of resorbable medical devices. We are experts in processing collagen into diverse product formulations, including powders, gels, pastes, sponges and structural matrices. We combine collagen and other naturally occurring materials using our proprietary processes, thereby creating new materials with unique characteristics and diverse product applications.

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

We have completed extensive biocompatibility and viral inactivation studies on our collagen products. We have established, and currently maintain, device master files which contain the data from these studies. Our device master files allow customers who incorporate our collagen products into their products to reference our device master files in their regulatory submissions, thereby eliminating the extensive and time consuming process of independently generating their own data. We believe our ability to make our device master files available to our customers provides us with a significant competitive advantage.

     - Ceramics Products. We are developing products using ceramic materials in combination with other biomaterials that have applications in bone grafting, spinal fusion, filling of bone defects and fracture repair. We have ceramic experience primarily with calcium phosphate salts such as hydroxyapatite. These materials can be designed to replicate bone structure and support new bone growth or as osteoconductive implants. Ceramics are also useful for enhancing the material properties of products, such as strength, when used in combination with other biomaterials.

OUR BIOMATERIALS STRATEGY

     Our strategy is to expand our leadership position and expertise in biomaterials products and technology. The components of our strategy are presented below.

     - Develop New Proprietary Biomaterials Products. We are leveraging our technology and expertise to develop new proprietary biomaterials products. We are experts in polymers, collagen and other resorbable materials, as well as in processing these materials. In addition, we have particular expertise in the use of biomaterials in the orthopedics, cardiology, drug/biologics delivery and wound care markets. We are using our expertise to develop new biomaterials products, new formulations of existing biomaterials and new biomaterials applications. For example, we are using our expertise in resorbable polymers and cardiovascular devices to design and develop a resorbable polymer matrix to deliver angiogenic growth factors to promote the growth of new blood vessels for use in myocardial revascularization procedures.

     - Expand Our Existing Biomaterials Business. We intend to aggressively expand our existing biomaterials business by increasing sales to our current customers and attracting new customers by providing proprietary, technologically superior biomaterials products. We offer a complete range of services including design, development, regulatory consulting, manufacturing and package engineering. We will continue to invest in new manufacturing technology and processes to meet our customers' requirements, support product launches and increase the demand for our biomaterials products. Additionally, we will expand our marketing efforts to broaden our customer base in the orthopedic, cardiology, drug/biologics delivery and wound care markets.

     - Commercialize Biomaterials Products. We are increasing the level of value we add to the services and products we sell to our customers and believe we will be able to increase our financial participation in the commercialization of these services and products. We either manufacture our biomaterials products and provide them to our customers for incorporation into their products or manufacture a complete product incorporating our biomaterials and provide the finished product to our customers for distribution. Currently, we are independently designing and developing biomaterials products which may enhance the features and benefits of our customers' products. In addition, we are independently developing new proprietary products and exploring new commercial relationships with customers to maximize our return on our increased investment in these products. As we continue to increase our investment in the development of new biomaterials and products, we believe we will be able to retain an increased percentage of the financial return associated with the commercialization of products using our biomaterials technology.

     - Pursue Strategic Acquisitions and Alliances. We will seek strategic acquisitions and alliances which add complementary technologies and expertise, broaden our intellectual property portfolio and strengthen our competitive position in our biomaterials business. We believe that our expertise in biomaterials allows us to identify and attract these opportunities.

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

OUR BIOMATERIALS PRODUCTS

     We provide our customers with a variety of proprietary products ranging from components to final packaged products which are then marketed and sold to end users. We sell our biomaterials products to leading companies in each of the markets listed below. The structure of our relationships with our customers varies and includes development partnerships and manufacturing contracts. The following table describes our biomaterials products, the markets they address and their current status.

       BIOMATERIALS MARKETS                 BIOMATERIALS PRODUCTS                         PRODUCT STATUS
  Orthopedics:
    Sports Medicine               Meniscal Repair Tacks                      Commercial
                                  Anterior Cruciate Ligament Repair Screws   Commercial; additional products in
                                                                             development and regulatory review
                                  Rotator Cuff Repair Screws                 Commercial; additional products in
                                                                             development and regulatory review
    Cranio-maxillofacial Fixation Cranio-maxillofacial Repair Plates,        Commercial; additional products in
                                  Screws and Tacks                           development
    Spinal Fixation               Resorbable Growth Factor Delivery          Commercial, international only; clinical;
                                  Matrices                                   additional products in development
    Trauma Fixation               Bone Graft Substrates                      Development
                                  Fracture Fixation Screws                   Development
  Cardiology:
    Arterial Puncture Closure     Resorbable Polymer Anchors and Collagen    Commercial
                                  Plugs for Angio-Seal
    Vascular Grafts               Vascular Graft Coatings                    Commercial, international only
                                  Resorbable Vascular Grafts                 Research
    Angiogenesis                  Angiogenic Growth Factors and              Development
                                  Pharmaceutical Delivery Matrices
    Arterial Stents               Advanced Intravascular Resorbable Stents   Development
                                  and Stent Covers
    Anastomosis                   Vascular Graft Connection Systems          Development
  Drug/Biologics Delivery:
    Cervical Cancer and Dysplasia Drug Delivery Matrices                     Clinical
  Wound Care:
    Burn Treatments and Skin      Collagen Tissue Engineering Substrates     FDA approved for humanitarian use;
    Defects                       used for Culturing Skin Cells              clinical
    Wound Dressings               Collagen Incorporated into Topical Wound   Commercial
                                  Dressings

Product status definitions:
Commercial -- Product approved by the appropriate regulatory agency and available for sale.
Clinical -- Product approved by the appropriate regulatory agency for human clinical studies.
Development -- Product in-process which has demonstrated feasibility but has not been approved for clinical trials or sale.
Research -- Product or therapy concept which has not advanced to the development stage.

     We have products that are commercially available for sale in the U.S. and international markets, and products that are in various stages of development, clinical trials or regulatory review. Additionally, we have biomaterials research programs which we believe will provide us with opportunities to expand our product offerings and strategic alliances.

     Orthopedic Products. Applications in the orthopedic market for our biomaterials products include sports medicine, as well as spinal and trauma fixation. Orthopedic applications of biomaterials include repair, regeneration or augmentation of musculoskeletal tissues, including bone, cartilage, ligaments, spinal discs and tendons. We estimate the potential market for products we manufacture, develop and market in these segments to be in excess of $600 million annually. Companies in this market often look to third parties to develop and manufacture their product concepts into marketable products. Our capabilities and expertise have enabled us to develop relationships with several of the major orthopedic companies, which we provide with our biomaterials products.

     Many of our biomaterials products manufactured from resorbable materials are designed to replace metallic devices used in the fixation and repair of musculoskeletal tissues. Use of resorbable biomaterials eliminates the need for a second surgery which is frequently necessary to remove non-resorbable metallic implants like bone rods and pins. This benefit provides our customers with a cost-effective alternative to traditional non-resorbable based products.

          Sports Medicine. The primary application for biomaterials in the sports medicine segment is soft tissue fixation. Soft tissue fixation includes the repair of tendons and ligaments in the knee, such as the meniscus and the anterior cruciate ligament, and in the shoulder, such as the rotator cuff. The worldwide soft tissue fixation segment of the sports medicine market was estimated to be approximately $360 million for 1999 and is growing at an estimated 15% to 20% per year.

          In soft tissue fixation, we have assisted in developing and manufacturing three product lines marketed and sold by our customers. Additionally, we have assisted in developing and will manufacture, six new product lines for which our customers are awaiting regulatory approval. These product lines include various types of resorbable screws, tacks and other fixation devices.

          Cranio-maxillofacial. Our biomaterial products address the repair of the skull or bones of the face using resorbable tacks, screws and plates. The potential worldwide market for our cranio-maxillofacial applications was estimated to be $250 million for 1999. The cranio-maxillofacial market is a subsegment of the trauma fixation market.

          We have assisted with the design and the development of, and are manufacturing, a product line for cranio-maxillofacial repair marketed and sold by one of our customers. We also are assisting with the design and development of a new product line for another customer. In addition, we are developing proprietary technologies that will have applications in this segment and intend to commercialize these technologies through arrangements similar to our existing customer relationships.

          Spinal Fixation. The primary application for our biomaterials in the spinal fixation market is spinal fusion, a $405 million market in 1999. Spinal fusion devices are used to restore normal spinal disc spacing and fuse adjacent vertebrae for the correction of a spine or improvement in chronic back pain. We supply our proprietary collagen products for use in coating spinal fusion cages manufactured, marketed and sold by our customer.

          Trauma Fixation. Trauma fixation devices are used to repair broken bones using nails, screws, plates, pins and bone growth stimulation products. We are developing a product line with a customer incorporating one of our proprietary biomaterials formulations. We also are working with other customers to expand their product offerings by providing our proprietary biomaterials products for incorporation into their products. We are currently exploring the use of our biomaterials products to deliver growth factors for applications in trauma fixation.

     Cardiology Products. Our biomaterials are used in arterial puncture closure products and coatings for synthetic vascular grafts. The potential worldwide arterial puncture closure market is estimated to be between $750 million and $1 billion, with the U.S. market accounting for approximately 75%. We manufacture the resorbable polymer anchor and collagen plug components for the Angio-Seal. We also supply our proprietary collagen to a customer for use as a synthetic vascular graft coating. We are independently developing a resorbable polymer matrix to deliver angiogenic growth factors to promote the growth of new blood vessels for use in myocardial revascularization procedures. We are also independently exploring the use of our biomaterials in an arterial stent, a stent cover, an anastomosis connector and a vascular graft.

     Drug/Biologics Delivery Products. Biomaterials are particularly useful for the controlled release of drugs and other biologically active agents such as growth factors. In these applications, the drug is deposited or incorporated into a biomaterials delivery matrix. As the matrix dissolves or is degraded by the body, the drug is gradually released. The use of a biomaterials matrix for drug delivery permits a locally targeted, low-dose release profile, improving the delivery of the drug. We supply a proprietary collagen matrix to a customer which is developing a drug delivery system to treat cervical cancer and dysplasia.

     Wound Care Products. While the wound care market is currently dominated by conventional bandages and dressings and surgical staples or sutures, there is a new generation of products resulting from recent advances in biomaterials, tissue engineering and biotechnology. We manufacture collagen which is incorporated into an artificial skin product manufactured, marketed and sold by our customer to treat burns and skin defects, a market of approximately $230 million in 1999. Additionally, we supply collagen for use in a topical wound dressing manufactured, marketed and sold by our customer. We are independently pursuing additional wound care applications for our biomaterials, including surgical sealants and glues and adhesion prevention segments.

     Surgery, Dentistry and Urology Products. Biomaterials are used in these market segments in products ranging from resorbable sutures to tissue barriers to stents. We intend to pursue the development of products for these markets.

THE AEGIS VORTEX SYSTEM

     We are designing and developing the Aegis Vortex system to remove occlusive material from saphenous vein grafts implanted during coronary artery bypass surgeries. There are approximately 650,000 coronary bypass surgeries performed annually worldwide and approximately half of all bypass grafts become diseased or occluded within ten years of surgery. Saphenous vein grafts are used in coronary bypass graft procedures as a replacement for the diseased or occluded native artery to restore blood flow. The saphenous vein is removed from the patient's leg and surgically implanted in place of the diseased or occluded native artery. Current treatment options for diseased saphenous vein grafts include drug therapy, device-based therapies (including angioplasty and the placement of stents), repeat bypass surgery and transmyocardial revascularization. There are significant risks involved with these treatments ranging from continued progression of disease, heart attack and possible death. We believe the use of the Aegis Vortex will reduce these risks for patients.

     We believe the Aegis Vortex currently is the only device, in clinical trials or commercially available, which offers all three of the following features:

     - a catheter with a high-speed rotating tip advanced over a guidewire that delivers fluid to the vessel; the tip rotates at up to 150,000 revolutions per minute in order to dislodge and break the occlusion into particles;

     - a distal protection balloon placed beyond the occlusion to prevent debris from flowing downstream and potentially causing a heart attack; and

     - a controlled extraction system which removes the debris.

                                     [ART]
The picture located at the bottom of this page depicts the Aegas Vontex being employed on a blocked diseased graft.

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

     To operate the Aegis Vortex system, a guiding catheter is positioned at the entrance to the graft. The guidewire, containing the distal protection balloon, is advanced through the saphenous vein graft beyond the occlusion. The distal protection balloon is inflated and the rotating tip catheter is advanced over the guidewire and through the diseased or occluded graft. Saline and contrast media are delivered into the graft from the catheter. The combination of the rotating catheter tip and saline and contrast media create a vortex which dislodges and breaks up the occlusive material. The particles and debris that are dislodged by the rotating tip catheter are extracted through the lumen of the guiding catheter.

     We have completed an initial 17 patient pilot clinical trial of the Aegis Vortex. We believe this trial demonstrated the safety and feasibility of the Aegis Vortex in humans. We are incorporating design enhancements and planning our pivotal trial protocol. We expect to submit an investigational device exemption, or IDE, supplement to the FDA during the second quarter of fiscal year 2001 to initiate additional trials of the device. We anticipate beginning a trial in Europe during the fourth quarter of fiscal year 2000 which will be used as support for a CE Mark filing. The CE Mark is an international symbol of adherence to quality assurance standards established by the European Union and compliance with applicable European medical device directives.

     We intend to commercialize the Aegis Vortex by building a direct sales and marketing force in the interventional cardiology market or establishing a strategic alliance with a leader in this market.

     We intend to modify the design of the Aegis Vortex to address additional related applications including the treatment of diseased native coronary and peripheral arteries and the re-occlusion of stented arteries. We are currently evaluating selected design modifications to address these applications.

THE ANGIO-SEAL

     The Angio-Seal is a leader in the worldwide arterial puncture closure market with over 770,000 devices sold to date. We estimate the Angio-Seal worldwide market share in 1999 was approximately 35%. We believe there are approximately 6.5 million cardiovascular catheterization procedures performed annually. The potential worldwide arterial puncture closure market is estimated to be between $750 million and $1 billion, with the U.S. market accounting for approximately 75%. We believe that current U.S. market penetration of arterial puncture closure devices is approximately 20% and the international market penetration is approximately 5%.

     The Angio-Seal is a puncture closure device that acts to close and seal femoral artery punctures made during diagnostic and therapeutic cardiovascular catheterizations. The device consists of four components:

     - a resorbable polymer anchor seated securely against the inside surface of a patient's artery at the point of puncture;

     - a resorbable collagen plug applied adjacent to the outside of the artery wall;

     - a resorbable suture; and

     - a delivery system consisting of an insertion sheath, puncture locator, guidewire, tamper tube and spring.

     The anchor and suture act as a pulley to position the collagen into the puncture tract adjacent to the outside of the artery wall, to seal and close the puncture. A tamper tube is used to further position and secure the closure device. The anchor, collagen and suture are all designed to be resorbed into the patient's body within 60 to 90 days after the procedure. We believe that this mechanical (via the anchor and collagen) and biochemical (via the collagen) seal offers physicians a method for sealing and closing punctures with significant advantages over traditional manual or mechanical compression methods, as well as over other competitive products. We believe the Angio-Seal has several advantages over traditional manual or mechanical compression procedures, including: reduced time to ambulation, reduced staffing and hospital time, possible reduction in procedure costs, increased patient comfort, greater flexibility in post-procedure blood thinning therapy and increased blood flow to the leg.

Centered at the top of the page is the heading: "The following four diagrams demonstrate how the Angio-Seal operates."
                                     [ART]
[In the upper left quadrant, a drawing labeled Figure 1 will illustrate how the absorbable anchor is inserted through the tissue onto the surface of the punctured artery. The tissue and artery, as well as the guidewire, drip hole and arteriotomy locator parts of the location system, will be labeled. The following caption will appear below this figure: "A patented puncture location system identifies the location of the arterial puncture."

In the upper right quadrant, a drawing labeled Figure 2 will illustrate how the Angio-Seal device is inserted through the hemostatic valve. The reference indicator, carrier tube, bypass tube and hemostatic valve parts of the Angio-Seal device will be labeled. The following caption will appear below this figure: "The Angio-Seal resorbable components are inserted using the delivery system into the patient."
In the lower left quadrant, a drawing labeled Figure 3 will illustrate how the tamper tube is inserted and the puncture location system is removed. The crimp stop and tamper tube parts of the Angio-Seal device will be labeled. The following caption will appear below this figure: "The delivery system is removed and the resorbable closure device is secured at the puncture."

In the lower right quadrant, a drawing labeled Figure 4 will illustrate how the arterial puncture is sealed beneath the surface of the skin. The skin, tissue and artery are labeled with lines pointing to their corresponding parts on the picture. The caption will appear below this figure: "The device acts to seal and close the puncture and resorbs completely within 60 to 90 days."]

     The Angio-Seal is manufactured, marketed, sold and distributed by St. Jude Medical. We receive a royalty on every Angio-Seal unit sold. In addition, we have manufactured components for all Angio-Seal devices and augmented St. Jude Medical's manufacturing of completed devices. In December 1999, St. Jude Medical significantly expanded its U.S. sales and marketing efforts for the Angio-Seal. In early 2000, the 6F Angio-Seal was approved for sale in the U.S. The 6F device, the smallest and latest size of the Angio-Seal device, specifically addresses arterial punctures created during diagnostic angiograms, which account for approximately 70% of all cardiac catheterization procedures. In the international market, the 6F device was approved in early 1999 and its sales have increased significantly since the launch. We believe the impact of the additional sales and marketing efforts, along with the 6F device U.S. launch and new product enhancements planned by St. Jude Medical, will provide additional growth opportunities for the Angio-Seal.

PATENTS AND PROPRIETARY RIGHTS

     Our intellectual property covers technology in the fields of arterial puncture closure, blood vessel location, arterial revascularization systems, drug/biologics delivery products, wound care products, angiogenesis products and surgical instruments. We protect our technology by, among other things, filing patent applications for the patentable technologies that we consider material to our business. Our first U.S. patent for the concept of sealing arterial punctures was issued in 1988. As of May 22, 2000, we held 60 United States patents and 71 foreign national patents and had several United States patents and foreign national patent applications pending.

     We also rely heavily on trade secrets and unpatented proprietary know-how which we seek to protect through non-disclosure agreements with corporations, institutions and individuals exposed to our proprietary information. As a condition of employment, we require that all full-time and part-time employees enter into an invention assignment and non-disclosure agreement.

     We have licensed our United States and foreign patents for the Angio-Seal to St. Jude Medical and are required to license all improvements for Angio-Seal to St. Jude Medical. The license agreements with St. Jude Medical are exclusive and worldwide, with rights to make, have made, use, sell, and have sold the Angio-Seal, but are limited to the cardiovascular field of use only.

     We will continue to aggressively protect any new manufacturing processes, biomaterials products and technologies and medical products and devices. We intend to broaden the scope of our intellectual property and consider our core technologies to be critical to our future product development.

MANUFACTURING

     We have developed unique manufacturing and processing capabilities for resorbable collagen and polymers. We manufacture numerous resorbable biomaterials products for use in applications including orthopedics, cardiology, drug/biologics delivery and wound care. We have our own capabilities in tool and die making, injection molding, extrusion, compounding, machining, model making and laser welding, which allows us to engineer and reengineer our products in development on site.

     To date, our Angio-Seal manufacturing activities have consisted primarily of producing Angio-Seal devices for use worldwide in clinical trials and partially and fully completed commercial devices for sale in the U.S. and Europe. Historically, we have manufactured two of the major resorbable components of the Angio-Seal, the collagen plug and polymer anchor, to fulfill the worldwide requirements of St. Jude Medical and our previous partners for Angio-Seal. St. Jude Medical has the right to manufacture the resorbable polymer anchor and intends to manufacture that component in the future. However, we anticipate we will continue to be an additional source of anchor requirements through the end of fiscal year 2000.

     Our FDA-registered manufacturing facility in Exton, Pennsylvania contains separate areas for Angio-Seal assembly, resorbable collagen and polymer manufacturing. Our manufacturing facility is equipped with multiple class 100,000 clean room facilities and is certified to the two international quality standards, ISO 9001 and EN 46001. Certification is based on adherence to established standards of quality assurance and manufacturing process control. Our manufacturing facility is subject to regulatory requirements and periodic inspection by regulatory authorities. We have a separate in-house quality assurance department that sets standards, monitors production, writes and reviews operating procedures and protocols and performs final testing of sample devices and products manufactured by or for us.

     We purchase most raw materials, parts and peripheral components used in our products. Although many of these supplies are off-the-shelf items readily available from several supply sources, others are custom-made to meet our specifications. We believe that, in most of these cases, alternative sources of supply for custom-made materials are available or could be developed within a reasonable period of time.

RESEARCH AND DEVELOPMENT

     Our research and development and regulatory and clinical staff consisted of 41 individuals at May 22, 2000. Our research and development efforts are focused on the development of the Aegis Vortex and the continued development of our biomaterials capabilities. We incurred total research and development expenses of $4.7, $5.5 and $5.7 million in the fiscal years ended June 30, 1997, 1998 and 1999, respectively.

     In addition to the resources dedicated to the product development process, we have an internal regulatory affairs and clinical management staff responsible for managing our clinical trials for the Aegis Vortex. Our staff worked closely with our strategic partners to gain regulatory approvals for additions to the Angio-Seal product lines in the U.S., the European Union and several other countries.

OUR RELATIONSHIP WITH ST. JUDE MEDICAL

     We have a strategic alliance with St. Jude Medical who manufactures, markets and sells the Angio-Seal worldwide. The Angio-Seal has been sold in Europe since 1995 and in the U.S. since 1996. The Angio-Seal is now sold in the U.S., Europe, Canada, Latin America and Australia, among other countries. To date, there have been over 770,000 devices sold to end users.

     Under our license agreements, St. Jude Medical has exclusive rights to manufacture, market and distribute all current and future sizes of the Angio-Seal for cardiovascular use worldwide. We retain the rights to use our puncture closure technology for other applications. We earn a royalty on each Angio-Seal sold by St. Jude Medical. The royalty rates are based on aggregate volume of Angio-Seals sold. We expect a reduction in our royalty rate during the second quarter of fiscal year 2001. These royalty agreements provide for minimum royalty payments for five years following FDA approval (ending September 30, 2001). If St. Jude Medical fails to pay the minimum royalty, the license agreements become non-exclusive. This right of conversion is our sole remedy for St. Jude Medical's failure to make any minimum royalty payment, and if it is exercised, St. Jude Medical has no further obligation to make any minimum royalty payments.

     The term of the license agreements extends to the expiration date of the most recently issued licensed patent, including all continuations or supplements. The most recent patent for the Angio-Seal technology was issued in 1999, although we have applied for, and expect to have issued to us, additional patents. St. Jude Medical may terminate the license agreements any time after the fifth royalty year (ending September 30, 2001) for any reason upon 12 months notice.

     If a license under any third-party patent is necessary to make, use or sell the Angio-Seal product line, any payments and royalties for such third-party license, and any related attorney's fees, will be deducted from payments due to us, on a territory-by-territory basis, in an amount not to exceed in any one year one-half of any royalties in any such territory for that year. "Angio-Seal" is a trademark of St. Jude Medical.

SALES AND MARKETING

     As we develop and receive regulatory approval for new products, we will explore a variety of means of commercializing these products. As a result, we may contract with distributors, develop our own sales and marketing force and/or license products to third parties. We have no experience hiring or training a sales and marketing force and we may not be able to maintain a sales and marketing force with technical expertise and the necessary supporting distribution capabilities. We recently created a new senior marketing position and hired someone to fill this position. This person is responsible for leading our expanded marketing and sales efforts and further developing our future distribution strategy for the Aegis Vortex.

COMPETITION

     The market for our various products is fragmented, competitive and rapidly changing. We compete directly and indirectly for customers with a wide variety of companies. We believe that the principal competitive factors for our products include:

     - the ability to obtain regulatory approvals;

     - safety and effectiveness;

     - performance and quality;

     - marketing;

     - distribution;

     - pricing;

     - cost effectiveness;

     - customer service;

     - the development or acquisition of proprietary products and processes;

     - the ability to attract and retain skilled personnel;

     - improvements to existing technologies;

     - reimbursement; and

     - compliance with regulations.

     We believe our products compete favorably with those of our competitors. However, many of our existing competitors, as well as a number of potential new competitors, have longer operating histories in these markets, greater name recognition, larger customer bases and greater financial, technical and marketing resources.

GOVERNMENT REGULATION

     Our medical devices are subject to extensive regulation by the Food and Drug Administration, or FDA, and by foreign governments. The FDA regulates the clinical testing, design, manufacture, labeling, distribution and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing approvals and criminal prosecution. The FDA also has the authority to recall, request repair, replacement or refund of the cost of any device we manufacture or distribute.

     FDA premarket approval was granted for the Angio-Seal 8F device in September 1996 and for the 6F device in early 2000. St. Jude Medical is responsible for all future FDA premarket approval application supplements for the Angio-Seal device. The 8F Angio-Seal received CE Mark approval from the European Community in September 1995. The 6F Angio-Seal received CE Mark approval in February 1999.

     The Angio-Seal is also available for sale in a number of other countries. International sales of medical devices are subject to the regulatory agency product registration requirements of each country in which they are sold. The regulatory review process varies from country to country. Many countries also impose product standards, packaging requirements, labeling requirements, price restraints and import restrictions on devices. Delays in receipt of, or a failure to receive approvals or clearances, or the loss of any previously received approvals or clearances, could have a material adverse effect on our business, financial condition and results of operations. In addition, reimbursement coverage must be obtained in some countries.

     Generally, our biomaterials products are incorporated by our customers into another product which receives FDA approval. We maintain device master files for some of our biomaterials products containing information relating to the specifications, manufacturing, biochemical characterization, biocompatibility and viral safety of our biomaterials products. These files, in addition to our technical expertise, help our clients in their regulatory approval process for products incorporating our biomaterials.

     We must obtain CE Mark approval and premarket approval from the FDA, as well as all future premarket approval application supplements for the Aegis Vortex. We expect to submit an IDE supplement to the FDA during the second quarter of fiscal year 2001 to initiate additional trials of the device.

     When human clinical trials of a device are required in connection with our new proprietary products and the device presents a significant risk, we must file an IDE application with the FDA prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. The conduct of human clinical trials is also subject to regulation by the FDA. Sponsors of clinical trials are permitted to sell those devices distributed during the course of the trial provided such compensation does not exceed recovery of the costs of manufacture, research, development and handling. Similar approvals are required to conduct clinical trials in foreign countries.

     Any products we manufacture or distribute pursuant to FDA clearance or approvals are subject to pervasive and continuing regulation by the FDA, including record keeping requirements and reporting of adverse experiences with the use of the device. As a device manufacturer, we are required to register our manufacturing facility with the FDA; list our devices with the FDA; and are subject to periodic inspections by the FDA and certain state agencies. The Federal Food, Drug, and Cosmetic Act requires devices to be manufactured in accordance with Quality System regulations which impose certain procedural and documentation requirements with respect to manufacturing and quality assurance activities. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. The FDA actively enforces regulations prohibiting marketing of products for unapproved uses.

     Manufacturers are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We may be required to incur significant costs to comply with such laws and regulations in the future and any failure to comply with such laws or regulations will have a material adverse effect upon our ability to do business.

EMPLOYEES

     As of May 22, 2000, we have 142 employees, including 66 full time and 20 temporary employees in operations, 41 employees in research and development and clinical and regulatory affairs and 15 employees in finance and administration. All of our employees are located at our facility in Exton, Pennsylvania. We believe that our success depends in a large part on our ability to attract and retain employees in all areas of our business.

PROPERTIES

     We lease approximately 44,000 square feet of executive offices, manufacturing and research and development facilities in Exton, Pennsylvania, a suburb of Philadelphia. Our lease expires in 2005, subject to renewal options. We believe that our facility is sufficient for our current operations.

LEGAL PROCEEDINGS

     In March 1998, we, along with our former Angio-Seal strategic partner, filed a patent infringement suit against Perclose, Inc., a competitor in the puncture closure market. Upon their acquisition of the

Angio-Seal license in March 1999, St. Jude Medical, as part of the transaction, assumed certain rights and responsibilities with respect to the lawsuit from our previous partner. In 1999, we amended the complaint to add a second patent to the infringement suit. The original and amended complaints, filed in the Eastern District of Pennsylvania, claim that Perclose infringes our U.S. patent numbers 5,676,689 and 5,861,004. These patents cover systems and methods related to sealing percutaneous punctures. We seek damages and an order to permanently enjoin Perclose from making, using or selling products that infringe these patents.

     Perclose filed four counterclaims against us and our strategic partner's predecessor in answer to the complaint. The first counterclaim seeks to declare our patents invalid and not infringed. The additional counterclaims asserted by Perclose allege that our claims are frivolous and assert various antitrust counter-claims, including price discrimination, predatory pricing and attempted monopolization of the puncture closure market. We are unable to predict the final outcome of this suit or whether the resolution of this matter could materially affect our results of operations, cash flows or financial position. Abbott Laboratories acquired Perclose in November 1999.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table contains certain information with respect to our executive officers and directors:

               NAME                    AGE                           POSITION(S)
               ----                    ---                           -----------
Joseph W. Kaufmann.................    48     Chief Executive Officer, President, Secretary and Director
Douglas G. Evans, P.E..............    35     Chief Operating Officer, Assistant Secretary and Director
John E. Nash, P.E..................    65     Vice President of New Technologies and Director
Julie N. Broderick.................    35     Vice President of Clinical and Regulatory Affairs
Wendy F. DiCicco, CPA..............    32     Chief Financial Officer
Robert J. Bobb.....................    52     Director
Harold N. Chefitz..................    65     Director
Kenneth R. Kensey, M.D. ...........    49     Director
Walter R. Maupay, Jr...............    61     Director

     Joseph W. Kaufmann. Mr. Kaufmann has served as our Chief Executive Officer and President since March 1995. Mr. Kaufmann joined us in 1989 as Chief Financial Officer, was appointed Vice President, Finance and Administration in January 1994, has been one of our directors since September 1992 and has served as our Secretary since 1989. Prior to joining us, Mr. Kaufmann held executive finance positions at divisions of both Hanson, PLC and Syntex Corporation. Mr. Kaufmann received a B.S. degree in Accounting from St. Joseph's University. Mr. Kaufmann is Chairman of our executive committee.

     Douglas G. Evans, P.E. Mr. Evans has served as our Chief Operating Officer since March 1995, was elected as one of our directors in May 1995 and has served as our Assistant Secretary since October 1995. Mr. Evans is responsible for protecting and developing our intellectual property, assessing new technologies, and overseeing our daily operations. From 1989 to 1993, Mr. Evans held several senior positions at Kensey Nash in product development and engineering. From 1986 until he joined Kensey Nash in 1989, Mr. Evans held a number of positions in engineering and business development for several divisions of the General Electric Company. Mr. Evans received a B.S. degree in Engineering Science and a Masters degree in Business Management from Pennsylvania State University and a M.S. degree in Electrical Engineering from the University of Pennsylvania. Mr. Evans is a Registered Professional Engineer in the United States and has served as a director for Laser Cellular Corporation since 1999.

     John E. Nash, P.E. Mr. Nash is one of our co-founders and is currently our Vice President of New Technologies and one of our directors. Mr. Nash served as our Vice Chairman of the board and Executive Vice President from 1984 to October 1998. Prior to co-founding Kensey Nash, Mr. Nash was employed by Syntex Corporation in a number of engineering and development positions within its Syntex Dental subsidiary, including Vice President of Research and Development. Mr. Nash holds qualifications in Mechanical and Production Engineering from Kingston College of Technology in the United Kingdom and is a Registered Professional Engineer in both the United Kingdom and the United States. Julie N. Broderick is Mr. Nash's daughter.

     Julie N. Broderick. Ms. Broderick was appointed our Vice President of Clinical and Regulatory Affairs in March 1998. She previously held the positions of Director of Clinical and Regulatory Affairs since August 1994 and Manager of Clinical and Regulatory Affairs since joining us in 1988. Prior to her association with us, Ms. Broderick was a consultant in the Washington, D.C. Government Services Office of Price Waterhouse & Co. Ms. Broderick holds a B.A. degree in Economics from the University of Virginia and a M.S. degree in Quality Assurance and Regulatory Affairs from Temple University. Mr. Nash is Ms. Broderick's father.

     Wendy F. DiCicco, CPA. Ms. DiCicco has served as our Chief Financial Officer since August 1998. From 1996 through 1998, Ms. DiCicco served as our Controller. Prior to joining us in 1996, Ms. DiCicco was an Accounting and Audit Manager at the public accounting firm Deloitte & Touche LLP, where she was employed since 1989. Ms. DiCicco holds a B.S. degree in accounting from Philadelphia University and is a Certified Public Accountant in the Commonwealth of Pennsylvania.

     Robert J. Bobb. Mr. Bobb has been one of our directors since 1984. For over fifteen years, Mr. Bobb has been a principal equity investor and key management participant in a number of operating companies. Mr. Bobb received a B.S. degree from Western Michigan University and a J.D. degree from the University of Notre Dame Law School and studied at the University of Belgrade and the University of London. Mr. Bobb is the Chairman of our compensation committee and a member of our audit and executive committees.

     Harold N. Chefitz. Mr. Chefitz has been one of our directors since June 1995. Mr. Chefitz has many years of experience in investment banking in the healthcare industry and presently is a general partner at CK Capital L.P., and a partner at Boles Knop & Company LLC. Mr. Chefitz was a senior managing director of Gerard Klauer Mattison & Co. LLC from June 1995 through November 1998 and since 1995 has been a director of Warner Chilcott, PLC, a Dublin, Ireland-based company traded on the Nasdaq National Market which develops, markets and distributes prescription pharmaceuticals in the United States and has since 1999 been a director of Precision Therapeutics, Inc., a privately held Pittsburgh-based biomedical company. From March 1993 until March 1995, Mr. Chefitz served as a managing director and the head of healthcare investment banking for Prudential Securities Incorporated in New York City. Mr. Chefitz received a B.S. degree from Boston University and attended Boston College Law School. Mr. Chefitz is a member of our audit, compensation and executive committees.

     Kenneth R. Kensey, M.D. Dr. Kensey is one of our co-founders and directors and served as Chairman of the Board from 1984 until October 1998. Dr. Kensey also served as our Chief Executive Officer until 1992. Dr. Kensey is a limited partner in several real estate holding companies and is involved in several private research and development companies as well. Prior to co-founding Kensey Nash, Dr. Kensey was a cardiology fellow at Michael Reese Hospital in Chicago. Dr. Kensey received a B.A. degree from Ohio Wesleyan University and an M.D. degree from Ohio State University.

     Walter R. Maupay, Jr. Mr. Maupay has been one of our directors since June 1995. In May 1995, he retired from his position as Group Executive and President of Calgon Vestal Laboratories, a division of Bristol Myers Squibb Company, a position he held since January 1995. From 1988 to December 1994, Mr. Maupay served as President of Calgon Vestal Laboratories, which was then a division of Merck & Co. where Mr. Maupay spent 33 years in corporate and divisional positions. Mr. Maupay received a B.S. degree in Pharmacy from Temple University and an M.B.A. degree from Lehigh University. Mr. Maupay has been a director of Life Medical Sciences, Inc. since 1996, a director of Cubist Pharmaceuticals since June 1999 and is a director of several private companies. Mr. Maupay is Chairman of our audit committee and a member of our compensation and executive committees.

                              CERTAIN TRANSACTIONS

     We have pledged $1.9 million in investments as collateral to secure bank loans made to employees to pay taxes incurred by these employees when they received common stock at the time of our initial public offering. In exchange for our pledging collateral for these loans, each employee has pledged his common stock to us as collateral. The aggregate balance outstanding on these employee loans was $2.0 million at May 22, 2000.

     We have entered into a loan agreement with Joseph W. Kaufmann under which he has borrowed $700,000 from us since November 1998 at an interest rate of 7% per annum. This interest rate was the most favorable investment rate available to us at the time the loan was made, plus 1%. In exchange for the loan, Mr. Kaufmann has pledged his common stock as collateral to us. The term of the loan expires on January 2, 2001 unless Mr. Kaufmann's employment with us is terminated or he sells all of his common stock before January 2, 2001, in which case the loan will immediately become due and payable.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of May 22, 2000, and as adjusted to reflect the sale of the shares of common stock in this offering, by:

     - each person or group of affiliated persons known by us to beneficially own more than 5% of the outstanding shares of our common stock;

     - each of our directors;

     - our chief executive officer and other executive officers whose combined salary and bonus exceeded $100,000 for fiscal year 1999; and

     - all of our directors and executive officers as a group.

     Unless otherwise indicated below, the persons in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares beneficially owned by a person and the percentage ownership of that person include shares of our common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of May 22, 2000.

                                                        SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                                               OWNED                                    OWNED
                                                       PRIOR TO THE OFFERING      NUMBER OF       AFTER THE OFFERING
                                                       ----------------------    SHARES BEING    --------------------
                       NAME                              NUMBER      PERCENT       OFFERED        NUMBER      PERCENT
---------------------------------------------------    ----------    --------    ------------    ---------    -------
Kenneth R. Kensey, M.D. (1)(3).....................    2,028,827      27.08        250,000       1,778,827     17.45
John E. Nash, P.E. (2)(4)..........................      935,000      12.48        250,000         685,000      6.72
Joseph W. Kaufmann (5).............................      656,833       8.23             --         656,833      6.15
Douglas G. Evans, P.E. (6).........................      356,050       4.58             --         356,050      3.40
Robert J. Bobb (7).................................       12,501          *             --          12,501         *
Julie N. Broderick (8).............................       54,484          *             --          54,484         *
Walter R. Maupay, Jr. (9)..........................       13,501          *             --          13,501         *
Harold N. Chefitz (10).............................       12,501          *             --          12,501         *
Wendy F. DiCicco, CPA (11).........................       21,434          *             --          21,434         *
Arbor Capital Management, L.L.C. (12)..............      742,400       9.91             --         742,400      7.28
                                                       ---------      -----        -------       ---------     -----
All named executive officers and directors as a
  group (9 persons)................................    4,091,131      48.89        500,000       3,591,131     32.44

-------------------------
  *  Less than 1%.
 (1) Dr. Kensey's address is c/o Edgehill Enterprises, 75 East Uwchlan Ave., Exton, Pennsylvania 19341.
 (2) Mr. Nash's address is c/o Kensey Nash Corporation, 55 East Uwchlan Ave., Exton, Pennsylvania 19341.
 (3) Represents 2,028,827 shares of common stock held by the Kenneth Kensey Revocable Trust and excludes 18,750 shares of common stock held by the Kenneth Kensey Gift Trust to which Dr. Kensey disclaims beneficial ownership. Virtually all of Dr. Kensey's shares have been pledged as collateral in connection with certain of his financing arrangements with third parties. All of the shares being sold by Dr. Kensey in the offering are held by the Kenneth R. Kensey Revocable Trust.
 (4) Represents 935,000 shares of common stock held by the John E. Nash Revocable Trust.
 (5) Represents 165,833 shares of common stock and 491,000 stock options.
 (6) Represents 70,000 shares of common stock held by the Douglas G. Evans Revocable Trust, 1,050 shares held indirectly by his minor children and 285,000 stock options.
 (7) Represents 12,501 stock options.
 (8) Represents 13,150 shares of common stock held by Ms. Broderick and 41,334 stock options.
 (9) Represents 1,000 shares of common stock held by Mr. Maupay and 12,501 stock options.
 (10) Represents 12,501 stock options.
 (11) Represents 600 shares of common stock held by Ms. DiCicco and 20,834 stock options.
 (12) Arbor Capital Management, LLC's address is One Financial Plaza, 120 South Sixth Street, Suite 1000, Minneapolis, Minnesota 55402. According to the
      Schedule 13G filed with the Securities and Exchange Commission on December 31, 1999, Arbor Capital Management, L.L.C. claims joint beneficial ownership to these shares with Rick D. Leggott, the Chief Executive Officer of Arbor Capital Management, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The market price of our common stock could decline due to sales of a large number of shares of our common stock or the perception that these sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

     After this offering, 10,193,165 shares of common stock will be outstanding, 10,673,165 shares if the underwriters exercise their over-allotment option from us in full. All of the shares sold in this offering will be freely tradeable without restriction under the Securities Act except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act.

     We and our executive officers and directors have entered into lock-up agreements pursuant to which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 90 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Kenneth R. Kensey, M.D. and John E. Nash, P.E. have entered into similar agreements for a period of 180 days. Virtually all of Dr. Kensey's shares are subject to pledge agreements with third parties. These pledge agreements provide that if the price of our common stock falls below certain levels, the pledged shares could be sold by third parties into the public market. Prudential Securities Incorporated may, at any time and without notice, waive any of the terms of these lock-up agreements specified in the underwriting agreement. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless these sales meet the conditions and restrictions of Rule 144 as described below.

NUMBER OF SHARES        DATE OF AVAILABILITY FOR RESALE INTO PUBLIC MARKET
----------------   ------------------------------------------------------------
1,127,304          90 days after the date of this prospectus due to lock-up
                   agreements these stockholders and optionholders have with
                   Prudential Securities Incorporated.
2,463,827          180 days after the date of this prospectus due to a lock-up agreement that Kenneth R. Kensey, M.D. and John E. Nash,
                   P.E. have with Prudential Securities Incorporated.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of

     - 1% of the then outstanding shares of common stock and

     - the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Securities and Exchange Commission.

     In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of ours at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares for a least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

                                  UNDERWRITING

     We and the selling stockholders have entered into an underwriting agreement with Prudential Securities Incorporated, PaineWebber Incorporated and UBS Warburg LLC. We and the selling stockholders are obligated to sell, and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus, if any are purchased. Subject to certain conditions in the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:

                                                                 NUMBER
                                                                OF SHARES
UNDERWRITERS                                                    ---------
Prudential Securities Incorporated..........................      906,668
PaineWebber Incorporated....................................      906,666
UBS Warburg LLC.............................................      906,666
Adams, Harkness & Hill, Inc. ...............................       80,000
First Union Securities, Inc. ...............................       80,000
Gerard Klauer Mattison & Co., Inc. .........................       80,000
ING Barings LLC.............................................       80,000
Needham & Company, Inc. ....................................       80,000
Sanders Morris Harris Inc. .................................       80,000
                                                                ---------
     Total..................................................    3,200,000
                                                                =========

     The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, over-allotment option to purchase up to 480,000 additional shares from us. If any additional shares are purchased, the underwriters will severally purchase the shares in the same proportion as per the table above.

     The underwriters have advised us and the selling stockholders that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus. The underwriters may allow to selected dealers a concession not in excess of $0.34 per share and these dealers may allow a concession not in excess of $0.10 per share to some other dealers. After the shares are released for sale to the public, the underwriters may change the offering price and the concessions.

     We and the selling stockholders have agreed to pay to the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares:

                                                                                 TOTAL FEES
                                                               ----------------------------------------------
                                                    FEE PER     WITHOUT EXERCISE OF       FULL EXERCISE OF
                                                     SHARE     OVER-ALLOTMENT OPTION    OVER-ALLOTMENT OPTION
                                                    -------    ---------------------    ---------------------
Fees paid by us.................................     $0.60          $1,620,000               $1,908,000
Fees paid by the selling stockholders...........     $0.60          $  300,000               $  300,000

     In addition, we estimate that we will spend approximately $360,000 in expenses for this offering including those of the selling stockholders. We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of these liabilities.

     We and our executive officers and directors have entered into lock-up agreements pursuant to which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 90 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Kenneth R. Kensey, M.D. and John E. Nash, P.E. have entered into similar agreements for a period of 180 days. Virtually all of Dr. Kensey's shares are subject to pledge agreements with third parties. These pledge agreements provide that if the price of our common stock falls below certain levels, the pledged shares could be sold by third parties into the public market. Prudential Securities Incorporated may, at any time and without notice, waive any of the terms of these lock-up agreements specified in the underwriting agreement.

     Prudential Securities Incorporated, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

     - Over-allotments involving sales in excess of the offering size, creating a short position. Prudential Securities Incorporated may elect to reduce this short position by exercising some or all of the over-allotment option.

     - Stabilizing and short covering: stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. After the distribution of shares has been completed, short covering purchases in the open market may also reduce the short position. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

     - Penalty bids permitting the representatives to reclaim concessions from a syndicate member for the shares purchased in the stabilizing or short covering transactions.

     These activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Also and prior to the pricing of the shares, and until some time when a stabilizing bid may have been made, some or all of the underwriters who are market makers in the shares that make bids for or purchases of shares subject to certain restrictions, known as passive market making activities.

     Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

     - the Public Offers of Securities Regulations 1995,

     - the Financial Services Act 1986, and

     - the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended).

     Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential Advisor(SM), a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

                                 LEGAL MATTERS

     Katten Muchin Zavis, Chicago, Illinois, will pass upon the validity of the common stock and other legal matters for us. Stroock & Stroock & Lavan LLP, New York, New York, will pass upon legal matters in connection with this offering for the underwriters.

                                    EXPERTS

     The financial statements as of June 30, 1999 and 1998 and for each of the three years in the period ended June 30, 1999 included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated by reference and appearing herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     We have filed a registration statement on Form S-3 with the SEC in connection with this offering. In addition, we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

     This prospectus is part of the registration statement and does not contain all of the information included in the registration statement and all of its exhibits, certificates and schedules. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

     You may read and copy our registration statement and all of its exhibits and schedules at the following SEC public reference rooms:

   450 Fifth Street, N.W.        Seven World Trade Center            Citicorp Center
       Judiciary Plaza                  Suite 1300               500 West Madison Street
          Room 1024                 New York, NY 10048                 Suite 1400
   Washington, D.C. 20549                                           Chicago, IL 60601

     You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. You may also inspect and copy the complete registration statement and other information at the offices of The Nasdaq Stock Market located at 1735 K Street, N.W., Washington, D.C. 20006-1500.

     The registration statement is also available from the SEC's web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and should be read with the same care. Later information that we file with the SEC will automatically update and supersede information in this prospectus or an earlier filed document. We have filed with the SEC and incorporate by reference the documents below:

     (i)Our Annual Report on Form 10-K and Form 10-K/A for the year ended June 30, 1999;
     (ii)
        Our definitive Proxy Statement filed with the SEC on November 4, 1999;
     (iii)
        Our Quarterly Report on Form 10-Q for the quarters ended September 30, 1999, December 31, 1999 and March 31, 2000; and
     (iv)
        The description of our common stock contained in the Registration Statement on Form 8-A filed on November 1, 1995.

     All reports and other documents that we file under Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering shall be deemed to be incorporated by reference in this prospectus from the date of the filing of the reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     You may request a free copy of any of these filings by writing or telephoning us at the following address or telephone number:
                            Kensey Nash Corporation
                          Marsh Creek Corporate Center
                             55 East Uwchlan Avenue
                           Exton, Pennsylvania 19341
                              Attention: Secretary
                        Telephone Number: (610) 524-0188

     You should rely only on the information contained in, or incorporated by reference in, this prospectus. We have not, and any underwriters, agents or dealers have not, authorized anyone else to provide you with different information. We are not, and any underwriters, agents or dealers are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of the prospectus or that the information incorporated by reference in this prospectus is accurate as of any date other than the date on the front of those documents.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INTERIM FINANCIAL STATEMENTS:
  Consolidated Balance Sheets as of March 31, 2000
     (unaudited) and June 30, 1999..........................     F-2
  Consolidated Statements of Operations for the Three and
     Nine Months Ended March 31, 2000 and 1999
     (unaudited)............................................     F-3
  Consolidated Statements of Stockholders' Equity as of
     March 31, 2000 (unaudited) and June 30, 1999...........     F-4
  Consolidated Statements of Cash Flows for the Nine Months
     Ended March 31, 2000 and 1999 (unaudited)..............     F-5
  Notes to Consolidated Financial Statements (unaudited)....     F-6
ANNUAL FINANCIAL STATEMENTS:
  Independent Auditors' Report..............................     F-8
  Consolidated Balance Sheets as of June 30, 1999 and
     1998...................................................     F-9
  Consolidated Statements of Operations for the Years Ended
     June 30, 1999, 1998 and 1997...........................    F-10
  Consolidated Statements of Stockholders' Equity for the
     Years Ended June 30, 1999, 1998 and 1997...............    F-11
  Consolidated Statements of Cash Flows for the Years Ended
     June 30, 1999, 1998 and 1997...........................    F-12
  Notes to Consolidated Financial Statements................    F-13

                            KENSEY NASH CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                                                               MARCH 31,     JUNE 30,
                                                                 2000          1999
                                                              -----------   -----------
                                                              (UNAUDITED)
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 1,398,998   $ 1,189,083
  Short-term investments....................................    7,633,405     8,479,617
  Trade receivables.........................................    2,582,339     2,247,050
  Royalties receivable (Note 2).............................    1,736,071       742,143
  Officer loans.............................................      783,797       264,535
  Other receivables (including approximately $112,407 and
    $62,000 at March 31, 2000 and June 30, 1999,
    respectively, due from employees).......................      339,327       170,181
  Inventory (Note 3)........................................    1,137,197       748,698
  Prepaid expenses and other................................      610,279       320,106
                                                              -----------   -----------
         Total current assets...............................   16,221,413    14,161,413
                                                              -----------   -----------
PROPERTY, PLANT AND EQUIPMENT, AT COST:
  Leasehold improvements....................................    5,666,083     4,023,373
  Machinery, furniture and equipment........................    5,997,698     4,840,529
  Construction in progress..................................      105,207       676,836
                                                              -----------   -----------
         Total property, plant and equipment................   11,768,988     9,540,738
  Accumulated depreciation..................................   (4,729,838)   (3,801,514)
                                                              -----------   -----------
         Net property, plant and equipment..................    7,039,150     5,739,224
                                                              -----------   -----------
OTHER ASSETS:
  Restricted investments (Note 4)...........................    2,455,725     4,675,725
  Property under capital leases, net........................       12,341        28,368
  Acquired patents, net of accumulated amortization of
    $572,810 and $381,873 at March 31, 2000 and June 30,
    1999, respectively......................................    3,419,599     3,610,536
                                                              -----------   -----------
         Total other assets.................................    5,887,665     8,314,629
                                                              -----------   -----------
TOTAL.......................................................  $29,148,228   $28,215,266
                                                              ===========   ===========
                  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $   974,037   $ 1,446,800
  Accrued expenses..........................................      523,415       863,458
  Current portion of debt, obligation under patent
    acquisition agreement and capital lease obligations.....      196,725       600,398
  Deferred revenue -- royalties and other (Note 2)..........       10,250       390,846
                                                              -----------   -----------
         Total current liabilities..........................    1,704,427     3,301,502
Debt and Obligation Under Capital Leases, long-term
  portion...................................................    5,863,917     6,012,863
                                                              -----------   -----------
         Total liabilities..................................    7,568,344     9,314,365
                                                              -----------   -----------
COMMITMENTS AND CONTINGENCIES (Note 4):
STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value, 100,000 shares
    authorized, no shares issued or outstanding at March 31,
    2000 and June 30, 1999..................................
  Common stock, $.001 par value, 25,000,000 shares
    authorized, 7,492,488 and 7,470,710 shares issued and
    outstanding at March 31, 2000 and June 30, 1999,
    respectively............................................        7,492         7,470
  Capital in excess of par value............................   37,850,676    37,697,452
  Accumulated deficit.......................................  (15,730,644)  (18,562,619)
  Accumulated other comprehensive income....................     (547,640)     (241,402)
                                                              -----------   -----------
         Total stockholders' equity.........................   21,579,884    18,900,901
                                                              -----------   -----------
TOTAL.......................................................  $29,148,228   $28,215,266
                                                              ===========   ===========

                See notes to consolidated financial statements.

                            KENSEY NASH CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                               THREE MONTHS ENDED          NINE MONTHS ENDED
                                                   MARCH 31,                   MARCH 31,
                                            ------------------------    ------------------------
                                               2000          1999          2000          1999
                                            ----------    ----------    ----------    ----------
REVENUES (Notes 1 and 2):
  Net sales.............................    $3,702,541    $1,789,974    $9,075,453    $4,996,010
  Research and development..............         5,447       451,677        48,044     1,611,315
  Royalty income (Note 2)...............     1,693,726     2,126,718     4,639,943     5,026,853
                                            ----------    ----------    ----------    ----------
          Total revenues................     5,401,714     4,368,369    13,763,440    11,634,178
                                            ----------    ----------    ----------    ----------
OPERATING COSTS AND EXPENSES:
  Cost of products sold.................     2,022,742     1,274,399     5,088,140     3,713,322
  Research and development..............     1,434,389     1,438,534     4,074,294     4,265,523
  Selling, general and administrative...       700,299       781,762     2,040,744     1,896,657
                                            ----------    ----------    ----------    ----------
          Total operating costs and
            expenses....................     4,157,430     3,494,695    11,203,178     9,875,502
                                            ----------    ----------    ----------    ----------
INCOME FROM OPERATIONS..................     1,244,284       873,674     2,560,262     1,758,676
                                            ----------    ----------    ----------    ----------
OTHER INCOME:
  Interest income.......................       186,311       180,605       623,162       443,837
  Interest expense......................      (118,211)      (95,836)     (350,743)     (221,731)
  Other.................................           300           488          (706)        2,856
                                            ----------    ----------    ----------    ----------
          Total other income -- net.....        68,400        85,257       271,713       224,962
                                            ----------    ----------    ----------    ----------
INCOME BEFORE INCOME TAXES..............     1,312,684       958,931     2,831,975     1,983,638
  Provision for income taxes (Note 5)...
                                            ----------    ----------    ----------    ----------
NET INCOME..............................    $1,312,684    $  958,931    $2,831,975    $1,983,638
                                            ==========    ==========    ==========    ==========
BASIC AND DILUTED EARNINGS PER SHARE....    $     0.17    $     0.13    $     0.37    $     0.27
                                            ==========    ==========    ==========    ==========
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING (Note 1)..................     7,867,490     7,513,359     7,616,374     7,478,887
                                            ==========    ==========    ==========    ==========

                See notes to consolidated financial statements.

                            KENSEY NASH CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                       ACCUMULATED
                                      COMMON STOCK        CAPITAL                         OTHER
                                   ------------------    IN EXCESS     ACCUMULATED    COMPREHENSIVE   COMPREHENSIVE
                                    SHARES     AMOUNT   OF PAR VALUE     DEFICIT          LOSS        INCOME/(LOSS)      TOTAL
                                   ---------   ------   ------------   ------------   -------------   -------------   -----------
BALANCE, JUNE 30, 1997...........  7,198,251   $7,198   $34,203,807    $(22,084,059)                                  $12,126,946
  Exercise of stock options......     61,021      61        556,174                                                       556,235
  Shares issued under Patent
    Acquisition Agreement........    200,000     200      2,837,400                                                     2,837,600
  Net income.....................                                           342,682                    $  342,682         342,682
                                   ---------   ------   -----------    ------------                    ----------     -----------
BALANCE, JUNE 30, 1998...........  7,459,272   7,459     37,597,381     (21,741,377)                                   15,863,463
                                   ---------   ------   -----------    ------------                                   -----------
  Exercise of stock options......     11,438      11        100,071                                                       100,082
  Net income.....................                                         3,178,758                     3,178,758       3,178,758
  Comprehensive loss(Note 1).....                                                        (241,402)       (241,402)       (241,402)
                                                                                                       ----------     -----------
  Comprehensive income...........                                                                       2,937,356
                                   ---------   ------   -----------    ------------     ---------      ----------     -----------
BALANCE, JUNE 30, 1999...........  7,470,710   $7,470   $37,697,452    $(18,562,619)    $(241,402)                    $18,900,901
                                   ---------   ------   -----------    ------------     ---------                     -----------
  Exercise of stock options......     21,778      22        153,224                                                       153,246
  Net income.....................                                         2,831,975                     2,831,975       2,831,975
  Comprehensive loss(Note 1).....                                                        (306,238)       (306,238)       (306,238)
  Comprehensive income...........                                                                      $2,525,737
                                   ---------   ------   -----------    ------------     ---------      ==========     -----------
BALANCE, MARCH 31, 2000
  (unaudited)....................  7,492,488   $7,492   $37,850,676    $(15,730,644)    $(547,640)                    $21,579,884
                                   =========   ======   ===========    ============     =========                     ===========

              See notes to the consolidated financial statements.

                            KENSEY NASH CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                    NINE MONTHS ENDED
                                                                        MARCH 31,
                                                                --------------------------
                                                                   2000           1999
                                                                -----------    -----------
OPERATING ACTIVITIES:
  Net income................................................    $ 2,831,975    $ 1,983,638
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization..........................      1,135,288        913,718
  Changes in assets and liabilities which provided (used)
     cash:
     Accounts receivable....................................     (2,017,625)    (1,916,614)
     Prepaid expenses and other current assets..............       (290,173)      (152,648)
     Inventory..............................................       (388,499)       332,710
     Accounts payable and accrued expenses..................       (812,806)       706,767
     Deferred revenue.......................................       (380,596)      (932,858)
                                                                -----------    -----------
       Net cash provided by operating activities............         77,564        934,713
                                                                -----------    -----------
INVESTING ACTIVITIES:
  Additions to property, plant and equipment................     (2,228,250)      (982,462)
  Purchase of restricted investments........................                    (3,359,969)
  Sale of investments.......................................      2,759,974      1,064,502
                                                                -----------    -----------
       Net cash provided by (used in) investing
          activities........................................        531,724     (3,277,929)
                                                                -----------    -----------
FINANCING ACTIVITIES:
  Principal payments under capital leases...................        (19,688)       (28,560)
  Repayments of patent acquisition obligation...............       (503,453)      (375,776)
  Proceeds from long-term debt..............................                     5,000,000
  Repayments of long-term debt..............................        (29,478)      (925,000)
  Exercise of stock options.................................        153,246         90,398
                                                                -----------    -----------
       Net cash (used in) provided by financing
          activities........................................       (399,373)     3,761,062
                                                                -----------    -----------
INCREASE IN CASH AND CASH EQUIVALENTS.......................        209,915      1,417,846
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............      1,189,083      1,407,684
                                                                -----------    -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................    $ 1,398,998    $ 2,825,530
                                                                ===========    ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest....................................    $   357,296    $   204,830
                                                                ===========    ===========
  Cash paid for income taxes................................    $              $
                                                                ===========    ===========

                See notes to consolidated financial statements.

                            KENSEY NASH CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 -- CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  BASIS OF PRESENTATION

     The consolidated balance sheet at March 31, 2000, the consolidated statements of operations for the three and nine months ended March 31, 2000 and 1999 and the consolidated statements of cash flows for the nine months ended March 31, 2000 and 1999 have been prepared by Kensey Nash Corporation (the "Company") and have not been audited by the Company's Independent Auditors. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2000 and for all periods presented have been made.

     Certain information and note disclosures normally included in the Company's annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's June 30, 1999 consolidated financial statements filed with the Securities and Exchange Commission on Form 10-K. The results of operations for the period ended March 31, 2000 are not necessarily indicative of operating results for the full year.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents represent cash in banks and short-term investments having an original maturity of less than three months.

  EXPORT SALES

     There were no export sales from the Company's US operations to unaffiliated customers in Europe for the three months ended March 31, 2000. Export sales totaled $102,878 for the three months ended March 31, 1999 and $206,045 and $242,893 for the nine months ended March 31, 2000 and 1999, respectively.

  EARNINGS PER SHARE

     Basic and diluted EPS are computed using the weighted average number of shares of common stock outstanding, with common equivalent shares from options included in the diluted computation when their effect is dilutive.

  COMPREHENSIVE INCOME

     Accumulated other comprehensive loss, shown in the consolidated statements of shareholders' equity at March 31, 2000 and June 30, 1999, 1998 and 1997, is solely comprised of unrealized losses on the Company's available-for-sale securities. There were no unrealized gains or losses in the year ended June 30, 1998. The tax effect of other comprehensive income on fiscal years 2000 and 1999 was not significant.

NOTE 2 -- DEFERRED REVENUE -- ROYALTIES

     Upon receipt of pre-market approval for the 8 French ("F") size Angio-Seal device (the "Angio-Seal") from the Food and Drug Administration (the "FDA") on September 30, 1996, the Company received a $3 million advance on future royalties under the Company's licensing agreement (the "Licensing Agreement") with its strategic partner, St. Jude Medical, Inc. ("St. Jude Medical"). Such advance was recorded as deferred revenue. The Licensing Agreement provides for certain minimum royalty payments ("Minimum Royalty") during the first five years after receiving FDA approval (each royalty year begins on October 1 and ends on September 30). As stipulated in the Licensing Agreement, the $3.0 million advance was reduced in

                            KENSEY NASH CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

each period by 50% of royalties earned in excess of the Minimum Royalty in any royalty year. The remainder of royalties earned was received as cash proceeds by the Company. At March 31, 2000 the entire $3.0 million royalty advance had been repaid by the Company through these royalty payment reductions.

NOTE 3 -- INVENTORY

     Inventory is stated at the lower of cost (determined by the average cost method, which approximates first-in, first-out) or market. Inventory primarily includes the cost of material utilized in the processing of the Company's products and is as follows:

                                                MARCH 31,    JUNE 30,
                                                   2000        1999
                                                ----------   --------
Raw materials.................................  $  896,169   $666,271
Work in process...............................     241,028     82,427
                                                ----------   --------
Total.........................................  $1,137,197   $748,698
                                                ==========   ========

NOTE 4 -- COMMITMENTS AND CONTINGENCIES

     The Company has pledged $1,949,386 in investments as collateral to secure certain bank loans to employees which were used by such employees for the payment of taxes incurred by such employees as the result of the receipt of Common Stock in settlement of the employee stock rights. In exchange for the Company pledging collateral for such loans, each affected employee has pledged their Common Stock as collateral to the Company. The balance outstanding on such employee loans was $1,975,908 at March 31, 2000.

     In addition, under the terms of the Company's Financing Agreement, the Company has placed the remaining proceeds of such agreement into a certificate of deposit ("CD"). The CD is restricted for capital expenditure purposes only. The balance of the CD at March 31, 2000 was $506,339 and is included in restricted investments due to the capital expenditure restriction placed on its use.

NOTE 5 -- INCOME TAXES

     As of June 30, 1999, the Company had net operating loss carryforwards for federal and state tax purposes totaling $14.8 and $3.0 million, respectively. As such, no provision has been made for income taxes for the three or nine months ended March 31, 2000 or 1999. A portion of the NOL may be subject to various statutory limitations as to its usage.

NOTE 6 -- 6F ANGIO-SEAL FDA APPROVAL

     In March 2000, the Company announced that the FDA granted approval to St. Jude Medical, Inc. for the new 6F Angio-Seal puncture closure device, allowing sale of the product in the United States. This smaller version of the Angio-Seal is designed to seal arterial punctures 6F and smaller and specifically address the largest segment of the puncture closure market.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of KENSEY NASH CORPORATION:

     We have audited the accompanying consolidated balance sheets of Kensey Nash Corporation (the "Company") as of June 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kensey Nash Corporation as of June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
August 11, 1999

                            KENSEY NASH CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                               JUNE 30,      JUNE 30,
                                                                 1999          1998
                                                              -----------   -----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 1,189,083   $ 1,407,684
  Short-term investments....................................    8,479,617     6,368,866
  Trade receivables, net of allowance for doubtful accounts
     of $19,000 and $0 at June 30, 1999 and 1998,
     respectively (Note 11).................................    2,247,050     1,369,960
  Royalties receivable (Note 2 and 11)......................      742,143       645,784
  Officer loans (Note 4)....................................      264,535        55,361
  Other receivables (including approximately $62,000 and
     $59,000 at June 30, 1999 and 1998, respectively, due
     from employees)........................................      170,181       170,063
  Inventory (Note 1)........................................      748,698     1,027,326
  Prepaid expenses and other................................      320,106       200,169
                                                              -----------   -----------
       Total current assets.................................   14,161,413    11,245,213
                                                              -----------   -----------
PROPERTY, PLANT AND EQUIPMENT, AT COST (Note 1):
  Leasehold improvements....................................    4,023,373     4,006,066
  Machinery, furniture and equipment........................    4,840,529     3,599,827
  Construction in progress..................................      676,836       191,154
                                                              -----------   -----------
       Total property, plant and equipment..................    9,540,738     7,797,047
  Accumulated depreciation..................................   (3,801,514)   (2,843,785)
                                                              -----------   -----------
       Net property, plant and equipment....................    5,739,224     4,953,262
                                                              -----------   -----------
OTHER ASSETS:
  Restricted investments (Notes 6 and 9)....................    4,675,725     1,914,418
  Property under capital leases, net (Note 3)...............       28,368        61,181
  Acquired patents, net of accumulated amortization of
     $381,873 and $127,291 at June 30, 1999 and 1998,
     respectively (Note 5)..................................    3,610,536     3,865,118
                                                              -----------   -----------
       Total other assets...................................    8,314,629     5,840,717
                                                              -----------   -----------
TOTAL.......................................................  $28,215,266   $22,039,192
                                                              ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $ 1,446,800   $   639,605
  Accrued expenses..........................................      863,458       551,573
  Current portion of debt, obligation under patent
     acquisition agreement and capital lease obligations
     (Notes 3, 5 and 6).....................................      600,398       577,891
  Deferred revenue -- royalties and other (Note 2)..........      390,846        53,120
                                                              -----------   -----------
       Total current liabilities............................    3,301,502     1,822,189
                                                              -----------   -----------
DEFERRED REVENUE -- ROYALTIES (Note 2)......................                  1,979,580
DEBT AND OBLIGATION UNDER CAPITAL LEASES, LONG-TERM PORTION
  (Notes 3
  and 6)....................................................    6,012,863     2,373,960
                                                              -----------   -----------
       Total liabilities....................................    9,314,365     6,175,729
                                                              -----------   -----------
COMMITMENTS AND CONTINGENCIES (Notes 2, 3, 9, 12, 14 and 18)
STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value, 100,000 shares
     authorized, no shares issued or outstanding at June 30,
     1999 and 1998 (Note 13)
  Common stock, $.001 par value, 25,000,000 shares
     authorized, 7,470,710 and 7,459,272 shares issued and
     outstanding at June 30, 1999 and 1998, respectively
     (Notes 1 and 14).......................................        7,470         7,459
  Capital in excess of par value (Note 1)...................   37,697,452    37,597,381
  Accumulated deficit.......................................  (18,562,619)  (21,741,377)
  Accumulated other comprehensive income....................     (241,402)
                                                              -----------   -----------
       Total stockholders' equity...........................   18,900,901    15,863,463
                                                              -----------   -----------
TOTAL.......................................................  $28,215,266   $22,039,192
                                                              ===========   ===========

                See notes to consolidated financial statements.

                            KENSEY NASH CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED JUNE 30,
                                                       ----------------------------------------
                                                          1999           1998           1997
                                                       -----------    -----------    ----------
REVENUES (Notes 1, 2 and 11):
  Net sales........................................    $ 7,168,103    $ 4,668,913    $3,661,323
  Research and development.........................      1,894,350      3,641,492     2,842,433
  Milestone fees...................................                                   1,050,000
  Royalty income...................................      7,182,969      3,008,327       353,239
                                                       -----------    -----------    ----------
       Total revenues..............................     16,245,422     11,318,732     7,906,995
                                                       -----------    -----------    ----------
OPERATING COSTS AND EXPENSES:
  Cost of products sold............................      5,135,311      4,083,543     3,062,670
  Research and development.........................      5,667,668      5,524,501     4,695,323
  Selling, general and administrative..............      2,584,766      1,762,011     1,822,986
                                                       -----------    -----------    ----------
       Total operating costs and expenses..........     13,387,745     11,370,055     9,580,979
                                                       -----------    -----------    ----------
INCOME (LOSS) FROM OPERATIONS......................      2,857,677        (51,323)   (1,673,984)
                                                       -----------    -----------    ----------
OTHER INCOME (EXPENSE):
  Interest income..................................        649,435        539,577       627,184
  Interest expense.................................       (331,969)      (149,977)     (192,812)
  Insurance settlement (Note 10)...................                                     968,761
  Other............................................          3,615          4,405         8,375
                                                       -----------    -----------    ----------
       Total other income -- net...................        321,081        394,005     1,411,508
                                                       -----------    -----------    ----------
INCOME (LOSS) BEFORE INCOME TAXES..................      3,178,758        342,682      (262,476)
PROVISION FOR INCOME TAXES (Note 8)................
                                                       -----------    -----------    ----------
NET INCOME (LOSS)..................................    $ 3,178,758    $   342,682    $ (262,476)
                                                       ===========    ===========    ==========
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (Notes
  1 and 15)........................................    $      0.43    $      0.05    $    (0.04)
                                                       ===========    ===========    ==========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (Note
  1)...............................................      7,476,939      7,551,596     7,181,959
                                                       ===========    ===========    ==========

                See notes to consolidated financial statements.

                            KENSEY NASH CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                       CAPITAL                       ACCUMULATED
                                 COMMON STOCK         IN EXCESS                         OTHER        COMPREHENSIVE
                              -------------------      OF PAR       ACCUMULATED     COMPREHENSIVE       INCOME/
                               SHARES      AMOUNT       VALUE         DEFICIT          (LOSS)           (LOSS)           TOTAL
                              ---------    ------    -----------    ------------    -------------    -------------    -----------
BALANCE, JUNE 30, 1996....    7,156,493    $7,156    $33,815,216    $(21,821,583)                                     $12,000,789
  Exercise of stock
     options (Note 14)....       41,758        42        388,591                                                          388,633
  Net Loss................                                              (262,476)                     $ (262,476)        (262,476)
                              ---------    ------    -----------    ------------      ---------       ----------      -----------
BALANCE, JUNE 30, 1997....    7,198,251     7,198     34,203,807     (22,084,059)                                      12,126,946
  Exercise of stock
     options (Note 14)....       61,021        61        556,174                                                          556,235
  Shares issued under
     Patent Acquisition
     Agreement (Note 5)...      200,000       200      2,837,400                                                        2,837,600
  Net income..............                                               342,682                         342,682          342,682
                              ---------    ------    -----------    ------------      ---------       ----------      -----------
BALANCE, JUNE 30, 1998....    7,459,272     7,459     37,597,381     (21,741,377)                                      15,863,463
                              ---------    ------    -----------    ------------      ---------       ----------      -----------
  Exercise of stock
     options (Note 14)....       11,438        11        100,071                                                          100,082
  Net income (Note 1).....                                             3,178,758                       3,178,758        3,178,758
  Comprehensive loss......                                                             (241,402)        (241,402)        (241,402)
                                                                                                      ----------
  Comprehensive income....                                                                            $2,937,356
                              ---------    ------    -----------    ------------      ---------       ==========      -----------
BALANCE, JUNE 30, 1999....    7,470,710    $7,470    $37,697,452    $(18,562,619)     $(241,402)                      $18,900,901
                              =========    ======    ===========    ============      =========                       ===========

                See notes to consolidated financial statements.

                            KENSEY NASH CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED JUNE 30,
                                                    -------------------------------------------
                                                       1999            1998            1997
                                                    -----------    ------------    ------------
OPERATING ACTIVITIES:
  Net income (loss).............................    $ 3,178,758    $    342,682    $   (262,476)
  Adjustments to reconcile net income (loss) to
     net cash provided by operating activities:
     Depreciation and amortization..............      1,253,844       1,043,890         725,944
     Gain on sale of property, plant and
       equipment................................                                         (7,036)
  Changes in assets and liabilities which (used)
     provided cash:
     Accounts receivable........................     (1,182,741)       (557,390)        248,535
     Prepaid expenses and other current
       assets...................................       (119,937)         95,063         (35,326)
     Inventory..................................        278,628        (291,404)       (323,079)
     Accounts payable and accrued expenses......      1,119,080         345,017        (394,089)
     Deferred revenue...........................     (1,641,854)       (972,300)      2,985,000
                                                    -----------    ------------    ------------
       Net cash provided by operating
          activities............................      2,885,778           5,558       2,937,473
                                                    -----------    ------------    ------------
INVESTING ACTIVITIES:
  Additions to property, plant and equipment....     (1,743,691)     (1,823,311)     (2,320,877)
  Proceeds from sale of property, plant and
     equipment..................................                                         20,057
  Patent acquisition costs capitalized..........                        (69,539)
  Sale of investments...........................      4,491,096      10,709,918      11,476,618
  Purchase of investments.......................     (6,886,937)    (10,090,613)    (10,277,424)
                                                    -----------    ------------    ------------
       Net cash used in investing activities....     (4,139,532)     (1,273,545)     (1,101,626)
                                                    -----------    ------------    ------------
FINANCING ACTIVITIES:
  Principal payments under capital leases.......        (37,814)        (42,702)        (49,183)
  Proceeds from Term Loan and Financing
     Agreement..................................      5,000,000       1,500,000         500,000
  Repayments of long-term debt and Patent
     Acquisition Obligation.....................     (1,300,776)       (206,042)     (6,356,824)
  Purchase of restricted investments............     (4,075,000)
  Sale of restricted investments................      1,348,661
  Proceeds from exercise of stock options.......        100,082         556,235         388,633
                                                    -----------    ------------    ------------
       Net cash provided by (used in) financing
          activities............................      1,035,153       1,807,491      (5,517,374)
                                                    -----------    ------------    ------------
(DECREASE) INCREASE IN CASH.....................       (218,601)        539,504      (3,681,527)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR....      1,407,684         868,180       4,549,707
                                                    -----------    ------------    ------------
CASH AND CASH EQUIVALENTS, END OF YEAR..........    $ 1,189,083    $  1,407,684    $    868,180
                                                    ===========    ============    ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
  Cash paid for interest........................    $   310,762    $    139,411    $  1,549,635
                                                    ===========    ============    ============
  Cash paid for income taxes....................    $              $               $
                                                    ===========    ============    ============

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:

     Capital lease obligations of $39,353 were incurred during the year ended June 30, 1997 when the Company entered into new equipment leases (see Note 3).

     During the year ended June 30, 1998, the Company issued 200,000 shares of common stock in conjunction with the Patent Acquisition Agreement and incurred a related obligation in the amount of $1,085,270 (see Note 5).

                See notes to consolidated financial statements.

                            KENSEY NASH CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED JUNE 30, 1999, 1998 AND 1997

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BUSINESS -- Kensey Nash Corporation (the "Company") designs, develops and manufactures, both individually and in conjunction with third parties, medical devices for use primarily in the cardiovascular and orthopedic markets. The Company is a leader in the cardiac catheterization puncture closure market with its Angio-Seal device. The Angio-Seal is an absorbable medical device for the sealing of arterial punctures created during cardiovascular procedures such as angiography, angioplasty, atherectomy and the placement of stents. The Company's next product in the cardiovascular market is a revascularization device, the Aegis Vortex System ("AVS"), which is currently in clinical trials. The AVS is a device designed to open blocked saphenous vein grafts while minimizing the risk of embolization, a common problem with current treatment alternatives. The Company also has leading technology in the area of absorbable biomaterials, including applications in orthopedics, cardiovascular, tissue regeneration, drug delivery and many others. The Company was incorporated in Delaware on August 6, 1984.

     PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION -- The consolidated financial statements include the accounts of Kensey Nash Corporation and Kensey Nash Holding Company. All intercompany transactions and balances have been eliminated. Kensey Nash Holding Company, incorporated in Delaware on January 8, 1992, was formed to hold title to certain Company patents and has no operations.

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions. These estimates and assumptions, which may differ from actual results, will affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expense during the period.

     CASH AND CASH EQUIVALENTS -- Cash and cash equivalents represent cash in banks and short-term investments having an original maturity of less than three months.

     FAIR VALUE OF FINANCIAL INSTRUMENTS -- The carrying amounts of financial instruments including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and debt approximated fair value as of June 30, 1999 and 1998. The fair value of short-term investments is based on quoted market prices.

     INVESTMENTS -- Investments at June 30, 1999 consist of short-term Certificates of Deposit and Government Bonds. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company has classified its entire investment portfolio as available-for-sale securities, except for those pledged as collateral or restricted as to use which are included as restricted investments (see Note 9). Available-for-sale securities are reported at fair value with unrealized gains and losses included in stockholders' equity (see "Comprehensive Income"). Realized gains and losses are included in interest income.

     COMPREHENSIVE INCOME -- Effective July 1, 1998 the Company adopted SFAS No. 130, Reporting Comprehensive Income ("SFAS 130"), which establishes new rules for the reporting and display of comprehensive income and its components. Accumulated other comprehensive loss, shown in the consolidated statements of shareholders' equity at June 30, 1999, 1998 and 1997, is solely comprised of unrealized losses on the Company's available-for-sale securities. There were no unrealized gains or losses in the years ended June 30, 1998 and 1997. The tax effect for 1999 other comprehensive income was not significant.

     INVENTORY -- Inventory is stated at the lower of cost (determined by the average cost method, which approximates first-in, first-out) or market. Inventory primarily includes the cost of material utilized in the processing of the Company's products and is as follows:

                                                           JUNE 30,
                                                    ----------------------
                                                      1999         1998
                                                    --------    ----------
Raw Materials...................................    $666,271    $  971,357
Work in process.................................      82,427        55,969
                                                    --------    ----------
Total...........................................    $748,698    $1,027,326
                                                    ========    ==========

     PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment consists primarily of machinery and equipment and leasehold improvements and is recorded at cost. Maintenance and repairs are expensed as incurred. Machinery, furniture and equipment is depreciated using the straight-line method over its useful life ranging from five to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the lease or useful life of the asset.

     IMPAIRMENT OF LONG-LIVED ASSETS -- Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the undiscounted expected future cash flows to be generated by the related asset are less than the carrying value of the asset, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company borrows.

     ACCOUNTS RECEIVABLE ALLOWANCE -- The Company has a trade receivable allowance of $19,000 at June 30, 1999. During the year, the Company established trade receivable allowances of $59,376 and wrote off amounts totaling $40,376. This amount is included in selling, general and administrative expense for the year ended June 30, 1999.

     PATENTS -- The costs of internally developed patents are expensed when incurred due to the long development cycle for patents and the Company's inability to measure the recoverability of these costs when incurred. The cost of acquired patents is being amortized over the remaining period of economic benefit, ranging from 14 to 15 years at June 30, 1999.

     REVENUE RECOGNITION -- Revenue under research and development contracts is recognized as the related costs are incurred; licensing fees and milestone payments under the Strategic Alliance Agreements (see Note 2) are recognized when the earnings process is complete; and sales revenue is recognized when the related product is shipped.

     INCOME TAXES -- The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (see Note 8).

     EARNINGS PER SHARE -- Earnings per share are calculated in accordance with SFAS No. 128, Earnings per Share which requires the Company to report both basic and diluted earnings per share ("EPS"). Basic and diluted EPS are computed using the weighted average number of shares of common stock outstanding, with common equivalent shares from options included in the diluted computation when their effect is dilutive (see Note 15).

     STOCK-BASED COMPENSATION -- Stock-based compensation cost is accounted for under SFAS No. 123, Accounting for Stock-Based Compensation, which permits continued application of the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, compensation cost represents the excess, if any, of the quoted market price of the Company's common stock at the grant date over the amount the grantee must pay for the stock. The Company's policy is to grant stock options at the fair market value at the date of grant (see Note 14).

     NEW ACCOUNTING PRONOUNCEMENTS -- In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is not required to adopt this standard until fiscal 2001 (as deferred by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133). At this time, the Company has not determined the impact this standard will have on the Company's financial statements.

     PRESENTATION -- Certain items in the 1998 and 1997 consolidated financial statements have been reclassified to conform with the presentation in the 1999 consolidated financial statements.

2.  STRATEGIC ALLIANCE AGREEMENTS

     The Company has a strategic alliance with St. Jude Medical, Inc. ("St. Jude") which incorporates United States and foreign license agreements (together, the "License Agreements"), a research and development agreement and a collagen supply agreement (collectively, the "Strategic Alliance Agreements"). The Strategic Alliance Agreements were formerly with The Kendall Company ("Kendall"), a subsidiary of Tyco International, Ltd. ("Tyco"). In November 1998, Kendall announced the sale of the Angio-Seal License Agreements to St. Jude. Under the terms of the sale, the Company's Strategic Alliance Agreements with Kendall were transferred to St. Jude. Prior to Kendall, the Strategic Alliance Agreements had been with American Home Products. The Company's current or previous alliance partners will be referred to as the Strategic Alliance Partner throughout.

     THE LICENSE AGREEMENTS -- Under the License Agreements, St. Jude has exclusive rights to manufacture and market all current and future sizes of the Angio-Seal worldwide. Also under the License Agreements, the Company receives royalty payments based upon a percentage of the revenues generated from the sale of the Angio-Seal. The License Agreements also provide for certain minimum royalty payments ("Minimum Royalty") during the first five years after receiving US Food and Drug Administration ("FDA") approval.

     The Company has received "licensing and milestone fees," totaling $11.0 million, as set forth in the License Agreements. The final milestone payment of $1.05 million was received upon receipt of pre-market approval by the FDA to produce and market the Angio-Seal in the United States on September 30, 1996. In addition, a $3.0 million advance was received on future royalties, which, as stipulated in the License Agreements, will be reduced in each royalty year (the period beginning on October 1st and ending on September 30th) by 50% of royalties earned in excess of the Minimum Royalty in that year. The remainder of royalties earned will be received as cash proceeds by the Company. At June 30, 1999, the Company had exceeded the first, second and third royalty year (periods ended September 30, 1997, 1998 and 1999) Minimum Royalties by $352,310, $3,058,970 and $1,812,529, respectively. The deferred revenue balance has been reduced by 50% of such total excess, to $388,096. The Company anticipates the remainder of the deferred royalty balance will be repaid during the fiscal year ended June 30, 2000. As such, the entire balance has been classified as short-term at June 30, 1999.

     During 1999, the Company received additional royalty payments (the "Supplemental Royalty") from the previous owner of the Angio-Seal License Agreements, TYCO, in the amount of $1.5 million. The Supplemental Royalty was to compensate the Company for lost Angio-Seal sales and expenses incurred during the ongoing transition of corporate ownership of the Angio-Seal License Agreements to St. Jude. The payments were made in two equal installments on March 29, 1999 and April 5, 1999. As such, the Company has recorded the $1.5 million as royalty income for the year ending June 30, 1999.

     THE RESEARCH AND DEVELOPMENT AGREEMENT -- The Company and its Strategic Alliance Partner had an agreement whereby such partner funded certain ongoing research and development costs incurred by the Company. The Company contributed one-third of such research and development costs while the Strategic Alliance Partner contributed the remaining two-thirds. This agreement has expired and the Company's Strategic Alliance Partner will be performing any remaining development work on the Angio-Seal product line.

     THE COLLAGEN SUPPLY AGREEMENT -- Pursuant to an agreement with the Strategic Alliance Partner, the Company manufactures collagen to be used in the Angio-Seal. The agreement contains a minimum purchase requirement from the Company, the price of which fluctuates based on size and cumulative quantities sold, for five years beginning May 31, 1995.

3.  LEASES

     At June 30, 1999, future minimum annual rental commitments under non-cancelable lease obligations are as follows:

                                                                CAPITAL LEASES    OPERATING LEASES
                                                                --------------    ----------------
YEAR ENDING JUNE 30:
2000........................................................       $ 25,078          $  382,530
2001........................................................         11,055             387,446
2002........................................................          1,947             394,328
2003........................................................                            166,352
                                                                   --------          ----------
Total minimum lease payments................................         38,080          $1,330,656
                                                                                     ==========
Amount representing interest (at rates ranging from 7.25% to
  10.25%)...................................................         (3,272)
                                                                   --------
Present value of net minimum lease payments.................         34,808
Current portion.............................................        (22,498)
                                                                   --------
Long-term portion...........................................       $ 12,310
                                                                   ========

     Rent expense for operating leases consists solely of rent for the Company's facility in Exton, Pennsylvania. Rent expense for the fiscal years ended June 30, 1999, 1998 and 1997 was approximately $360,341, $326,000 and $275,000, respectively.

     Capital leases are for various types of equipment, as follows:

                                                          JUNE 30,
                                                   ----------------------
                                                     1999         1998
                                                   ---------    ---------
CLASSES OF PROPERTY
Office equipment...............................    $  17,420    $  38,280
Computer equipment.............................        9,600        9,600
Manufacturing and other equipment..............      105,230      118,980
Accumulated amortization.......................     (103,882)    (105,679)
                                                   ---------    ---------
Total..........................................    $  28,368    $  61,181
                                                   =========    =========

     Such assets are amortized over periods ranging from three to five years, which represent the lesser of the term of the lease or useful life of the asset.

4.  OFFICER LOANS

     The Company has loans to a current officer of the Company totaling $250,000 which are collateralized by the officer's stock. Interest on the loans ranges from 7% to 8.75% and was based on the prime rate of interest at the time the advances were made. Total interest income earned by the Company on these loans was $9,174, $4,750 and $611 for the years ended June 30, 1999, 1998 and 1997, respectively. Interest and principal on the loans are due at the sooner of the sale of a portion of the officers' common stock or June 22, 2000.

5.  PATENT ACQUISITION AGREEMENT

     On November 10, 1997, the Company entered into an agreement (the "Patent Acquisition Agreement") to acquire a portfolio of puncture closure patents and patent applications as well as the rights of the seller under a pre-existing licensing agreement. As a result of the Patent Acquisition Agreement, beginning

January 1, 1998, the Company earns royalty fees, formerly paid to the sellers, for each Angio-Seal device sold. These royalties are in addition to the royalties already earned by the Company under its own License Agreement with its Strategic Alliance Partner.

     Under the terms of the Patent Acquisition Agreement, the Company issued 200,000 shares of common stock and will make cash payments totaling $1.2 million for the transfer of ownership of the patents. The cash portion is payable in eight quarterly installments (four $125,000 payments followed by four $175,000 payments), beginning on March 31, 1998. Accordingly, them present value of the cash payments (discounted based upon the Company's available borrowing rate at the time of the transaction of 8.5%) was recorded as a liability on the Company's financial statements, with a remaining balance of $503,453 at June 30, 1999 (see Note 6). The remaining unamortized discount under the agreement based on imputed interest was $21,547 and $70,771 at June 30, 1999 and 1998, respectively. The remaining quarterly payments are due by December 31, 1999 and, as such, have been classified as short term at June 30, 1999. The acquired patents are valued at the share price on the date of the Patent Acquisition Agreement plus the present value of the cash payments and the legal and related costs incurred to acquire the patents.

6.  DEBT

     TERM LOAN -- The Company had a $2 million revolving credit and term loan agreement (the "Term Loan"). The Term Loan bore interest at the prime rate (8.5% at June 30, 1998) and called for interest only payments until August 1, 1998 (the "Term Date") at which time it converted to a term loan due in 60 monthly installments of principal and interest. At June 30, 1998, the Company had borrowed $2.0 million under the Term Loan. In January 1999, the Company refinanced $925,000 of the outstanding balance under the Term Loan with a $5.0 million financing agreement with a bank (the "Financing Agreement"). The interest rate on the remaining $1,075,000 under the Term Loan was modified to a fixed 8.0% and the Term Date was extended to February 1, 2000. Accordingly, $74,447 has been classified as short term at June 30, 1999.

     FINANCING AGREEMENT -- In January 1999, the Company entered into a $5 million financing agreement with a bank (the "Financing Agreement"). Under the terms of the Financing Agreement, the bank purchased the Company's $5 million tax-exempt bond issue (the "Bond Issue"), which was provided through the local development authority. The Financing Agreement bears interest at the five year Treasury rate plus 1%, adjusted quarterly (6.25% at June 30, 1999) and calls for twenty-four interest only payments followed by sixty monthly installments of principal and interest. The Financing Agreement is collateralized by the assets of the Company.

     The Company used $925,000 of the proceeds of the Bond Issue to pay down the balance under its existing Term Loan. The remaining proceeds of the Bond Issue were placed into a certificate of deposit (the "CD") from which withdrawals are restricted for capital expenditure purposes only. The balance of the CD at June 30, 1999 is $2,726,339 and is included in restricted investments due to the capital expenditure restriction placed on its use.

     Amounts outstanding under the Company's Term Loan, Financing Agreement and Patent Acquisition Agreement (see Note 5) are shown in the following table.

                                                          JUNE 30,
                                                  ------------------------
                                                     1999          1998
                                                  ----------    ----------
Term Loan.....................................    $1,075,000    $2,000,000
Financing Agreement...........................     5,000,000
Patent Acquisition Agreement..................       503,453       879,228
                                                  ----------    ----------
Total.........................................     6,578,453     2,879,228
Current portion...............................      (577,900)     (540,077)
                                                  ----------    ----------
Long-term.....................................    $6,000,553    $2,339,151
                                                  ==========    ==========

     The annual debt maturities are approximately $577,900, $548,848, $1,107,293, $1,182,342 and $1,262,534 for the years 2000 through 2004, respectively.

7.  RETIREMENT PLAN

     The Company has a 401(k) Salary Reduction Plan and Trust (the "401(k) Plan") in which all employees that are at least 21 years of age are eligible to participate. Contributions to the 401(k) Plan are made by employees through an employee salary reduction election. Company contributions are discretionary. The Company has not made any contributions to the 401(k) Plan to date.

8.  INCOME TAXES

     The Company accounts for income taxes under SFAS No. 109, which generally provides that deferred tax assets and liabilities be recognized for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss ("NOL") carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled are reflected in the financial statements in the period of enactment.

     For 1999 the Company has not provided for current income taxes due to the utilization of NOLs for tax purposes. The differences between the Company's income tax expense (benefit) and the income tax expense (benefit) computed using the US federal income tax rate were as follows:

                                                                        JUNE 30,
                                                          ------------------------------------
                                                             1999          1998        1997
                                                          -----------    --------    ---------
Net income (loss) before income taxes.................    $ 3,178,758    $342,682    $(262,476)
                                                          ===========    ========    =========
Tax provision at U.S. statutory rate..................      1,080,729     123,121      (94,491)
State income tax provision, net of federal benefit....                     17,066      (13,098)
Reconciliation to actual tax rate:
  Non-deductible meals and entertainment..............         13,062      13,328        9,158
  Timing differences..................................                    (80,880)       2,696
  Utilization of net operating loss carryforwards.....     (1,093,791)    (72,635)
  Creation of net operating loss carryforwards........                                  95,735
                                                          -----------    --------    ---------
                                                          $              $           $
                                                          ===========    ========    =========

     Significant components of the Company's deferred taxes are as follows:

                                                                         JUNE 30,
                                                                --------------------------
                                                                   1999           1998
                                                                -----------    -----------
Accrual for:
  Vacation..................................................    $    92,536    $   102,958
  Bonuses...................................................
Basis difference-patents....................................        316,965        381,627
Basis difference-fixed assets...............................        167,730        (50,520)
Prepaid insurance...........................................        (76,345)       (46,884)
Inventory...................................................        193,145        170,870
Other.......................................................         22,486          7,491
                                                                -----------    -----------
                                                                    716,517        565,542
Effective tax rate..........................................          40.59%         40.59%
                                                                -----------    -----------
Deferred tax asset..........................................        290,834        229,553
NOL carryforwards (expiring between 2000 and 2012)..........      5,417,799      6,322,911
                                                                -----------    -----------
                                                                  5,708,633      6,552,464
Less valuation allowance....................................     (5,708,633)    (6,552,464)
                                                                -----------    -----------
                                                                $         0    $         0
                                                                ===========    ===========

     The Company's entire deferred tax asset is offset by a valuation allowance due to the uncertainty surrounding future earnings. At June 30, 1999, the Company had NOL carryforwards for federal and state tax purposes totaling $14.8 and $3 million, respectively. A portion of the NOL may be subject to various statutory limitations as to its usage.

9.  COMMITMENTS AND CONTINGENCIES

     The Company has pledged $1,949,386 in investments as collateral to secure certain bank loans to employees which were used by such employees for the payment of taxes incurred as the result of the receipt of Common Stock at the Company's Initial Public Offering in December 1995. In exchange for the Company pledging collateral for such loans, each affected employee has pledged their Common Stock as collateral to the Company. The balance outstanding on such employee loans was $1,879,286 at June 30, 1999.

10.  INSURANCE SETTLEMENT

     On January 8, 1996, the Company's facility sustained significant damage from a roof collapse resulting from a major snowstorm. The production of the Company's products was halted until the destroyed facilities could be reconstructed. Construction was completed in late March 1996 and production resumed at such time. The Company maintains both property damage and business interruption insurance.

     The Company recovered $1,309,882 as final settlement for business interruption as a result of this event in December 1996. Of this amount $968,761 (net of adjuster fees) was recorded as a component of other income for the year ended June 30, 1997.

11.  CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash, cash equivalents and short-term investments with high quality financial institutions and has established guidelines relative to diversification and maturities that maintain safety and high liquidity. With respect to trade and royalty receivables, such receivables are primarily with the Company's Strategic Alliance Partner (67% and 100% of trade and royalty receivables, respectively, at June 30, 1999) (see Note 2). The

Company performs ongoing credit evaluations on the remainder of its customers' financial conditions but does not require collateral to support customer receivables.

12.  CERTAIN COMPENSATION AND EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with certain of its officers which provide for aggregate annual base salaries of $748,662 through June 2000.

13.  PREFERRED STOCK

     The Company has an authorized class of undesignated Preferred Stock consisting of 100,000 shares with a $.001 par value. The Board of Directors may authorize the issuance of Preferred Stock which ranks senior to the common stock with respect to the payment of dividends and the distribution of assets on liquidation. In addition, the Board of Directors is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on Common Stock to be effective while any shares of Preferred Stock are outstanding. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights, which could adversely affect the voting power of the holders of Common Stock. At June 30, 1999 and 1998 no shares of Preferred Stock were outstanding. The Company has no present intention to issue shares of Preferred Stock.

14.  STOCK OPTION PLANS

     During 1995, the Company adopted the Employee Incentive Compensation Plan (the "Employee Plan"), a flexible plan that provides the Employee Plan Committee (the "Committee") broad discretion to award eligible participants with stock-based and performance-related incentives as the Committee deems appropriate. The persons eligible to participate in the Employee Plan are officers, employees and consultants of the Company who, in the opinion of the Committee, contribute to the growth and success of the Company.

     The Compensation Committee of the Board of Directors oversees the Committee and may grant nonqualified stock options, incentive stock options or a combination thereof to the participants. The Employee Plan provides for a total of 2.2 million shares available for option grants. Options granted will provide for the purchase of Common Stock at prices determined by the Compensation Committee, but in no event less than fair market value on the date of grant. As of June 30, 1999, awards consist solely of stock options as summarized in the table below.

     During 1995, the Company adopted the Non-employee Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan grants nonqualified stock options for the purchase of Common Stock to directors who are not employees. The Directors' Plan provides for a total number of 60,000 shares available for option grants.

     Each non-employee director was granted an option to purchase 5,000 shares of Common Stock on the Directors' Plan's effective date. In addition, the Director's plan provides for the grant of an option to purchase 5,000 shares of Common Stock on the date of each regular annual stockholder meeting after the effective date to each participant upon such date. The participant must either be continuing as a non-employee director subsequent to the meeting or have been elected at such meeting to serve as a non-employee director. Options granted under the Directors' Plan must provide for the purchase of Common Stock at fair market value on the date of grant.

     Under both plans, the options are exercisable over a maximum term of ten years from the date of grant and vest over periods of zero to four years based on the grant date.

     A summary of the stock option activity under both plans for the years ended June 30, 1999, 1998 and 1997, is as follows:

                                                       EMPLOYEE PLAN           DIRECTORS' PLAN
                                                   ----------------------    -------------------
                                                                 WEIGHTED               WEIGHTED
                                                                 AVERAGE                AVERAGE
                                                                 EXERCISE               EXERCISE
                                                     SHARES       PRICE      SHARES      PRICE
                                                   ----------    --------    -------    --------
BALANCE AT JUNE 30, 1996.......................       803,600     $ 9.66      15,000     $12.00
  Granted......................................         2,000      14.88       7,500      14.88
  Cancelled....................................       (11,349)     12.53
  Exercised....................................       (41,758)      9.31          --
                                                   ----------                -------
BALANCE AT JUNE 30, 1997.......................       752,493       9.64      22,500      12.96
  Granted......................................       201,100      11.69      15,000      16.25
  Cancelled....................................       (13,030)     11.84
  Exercised....................................       (61,021)      9.12          --
                                                   ----------                -------
BALANCE AT JUNE 30, 1998.......................       879,542      10.12      37,500      14.28
  Granted......................................       816,650       8.56      15,000       8.88
  Cancelled....................................       (40,924)     10.47
  Exercised....................................       (11,438)      9.59          --
                                                   ----------                -------
BALANCE AT JUNE 30, 1999.......................     1,643,830       9.34      52,500      12.73
                                                   ==========                =======
Exercisable portion............................       724,802       9.79      25,002      13.43
                                                   ==========                =======
Available for future grant.....................       441,953                  7,500
                                                   ==========                =======
Weighted-average fair value of options granted
  during the year ended June 30,
  1997.........................................    $     9.80                $ 11.08
                                                   ==========                =======
  1998.........................................    $     8.24                $ 11.53
                                                   ==========                =======
  1999.........................................    $     5.78                $  6.00
                                                   ==========                =======

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants:

                                                                 YEAR ENDED JUNE 30,
                                                            -----------------------------
                                                             1999       1998       1997
                                                            -------    -------    -------
Dividend yield..........................................      0%         0%         0%
Expected volatility.....................................    50%-81%    65%-70%    68%-75%
Risk-free interest rate.................................     5.77%      5.7%       6.4%
Expected lives:
  Employee Plan.........................................     7.61       7.75         5
  Directors Plan........................................     7.61       7.75         7

     The following table summarizes significant option groups outstanding at June 30, 1999 and related weighted average exercise price and remaining contractual life information as follows:

                                                   OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                         ---------------------------------------   -------------------------
                                           NUMBER AT      REMAINING    WGHTD AVG     NUMBER AT     WGHTD AVG
RANGE OF                                   JUNE 30,      CONTRACTUAL   EXERCISE      JUNE 30,      EXERCISE
EXERCISE PRICES                              1999           LIFE         PRICE         1999          PRICE
---------------                          -------------   -----------   ---------   -------------   ---------
$7.625-$9.375..........................    1,342,036        8.15        $ 8.57        526,736       $ 8.58
$11.75-$13.375.........................      318,294        7.56         12.42        201,441        12.80
$14.875-$16.25.........................       36,000        7.57         15.77         21,627        15.66
                                           ---------                                  -------
                                           1,696,330                                  749,804
                                           =========                                  =======

     The Company has adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock Based Compensation. Accordingly, no compensation cost has been recognized for the Company's two stock option plans. Had compensation cost for the plans been determined based on the fair market value at the grant date for awards, consistent with the provisions of SFAS No. 123, the Company's net loss and earnings per share would have been reduced to the proforma amounts below:

                                   JUNE 30, 1999              JUNE 30, 1998             JUNE 30, 1997
                              ------------------------   -----------------------   -----------------------
                              AS REPORTED   PRO FORMA    AS REPORTED   PRO FORMA   AS REPORTED   PRO FORMA
                              -----------   ----------   -----------   ---------   -----------   ---------
Net income (loss)...........  $3,178,758    $1,698,182    $342,682     $(664,398)   $(262,476)   $(818,363)
Income (loss) per share.....  $     0.43    $     0.23    $   0.05     $   (0.09)   $   (0.04)   $   (0.11)

15.  EARNINGS PER SHARE

     The following table shows the reconciliation between the numerators and denominators for the basic and diluted EPS calculations, where income is the numerator and the weighted average number of shares is the denominator. The reconciliation is not shown for the year ended June 30, 1997, as any common share equivalents are antidilutive.

                                              YEAR ENDED JUNE 30, 1999            YEAR ENDED JUNE 30, 1998
                                         ----------------------------------   --------------------------------
                                                                  PER SHARE                          PER SHARE
                                           INCOME      SHARES      AMOUNT      INCOME     SHARES      AMOUNT
                                         ----------   ---------   ---------   --------   ---------   ---------
BASIC EPS
Income available to common
  shareholders.........................  $3,178,758   7,462,723     $0.43     $342,682   7,342,683     $0.05
                                                                    =====                              =====
EFFECT OF DILUTIVE SECURITIES
Options................................          --      14,216                     --     208,913
                                         ----------   ---------               --------   ---------
DILUTED EPS
Income available to common shareholders
  including assumed conversions........  $3,178,758   7,476,939     $0.43     $342,682   7,551,596     $0.05
                                         ==========   =========     =====     ========   =========     =====

16.  SEGMENT REPORTING

     Effective July 1, 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 requires the Company to use the "management approach" for identifying operating segments and establishes annual and interim reporting standards for these operating segments. The statement also establishes standards for related disclosures about products and services and geographic areas. The Company's operations and products have been aggregated into a single reportable segment, as permitted under SFAS No. 131, since they have similar economic characteristics, production processes, types of customers and distribution methods.

     The Company's primary products include Puncture Closure (the Angio-Seal) and Biomaterials. Puncture Closure products primarily represents Angio-Seal device sales to the Company's Strategic Alliance Partner. Under Biomaterials products, the Company designs and/or manufactures and markets various absorbable polymer and collagen products for use in numerous applications including orthopedics, cardiovascular, tissue regeneration, drug delivery and many others. The Company also receives royalty revenue from the sale of Angio-Seal units by its Strategic Alliance Partner and research and development revenue reimbursed for certain research and development expenses. Revenue by product line is as follows:

                                                         REVENUE FOR THE YEAR ENDED JUNE 30,
                                                       ----------------------------------------
                                                          1999           1998           1997
                                                       -----------    -----------    ----------
Puncture Closure...................................    $ 1,127,641    $ 1,248,293    $2,544,062
Biomaterials.......................................      6,040,462      3,420,620     1,117,261
                                                       -----------    -----------    ----------
Net sales..........................................      7,168,103      4,668,913     3,661,323
Research and development...........................      1,894,350      3,641,492     2,842,433
Royalty income.....................................      7,182,969      3,008,327       353,239
Milestone fees.....................................                                   1,050,000
                                                       -----------    -----------    ----------
     Total Revenue.................................    $16,245,422    $11,318,732    $7,906,995
                                                       ===========    ===========    ==========

     For the years ended June 30, 1999, 1998 and 1997, revenues from the Strategic Alliance Partner represented the following percentages of total revenues of the Company:

                                                                PERCENTAGE OF TOTAL REVENUE
                                                                FOR THE YEAR ENDED JUNE 30,
                                                                ---------------------------
                                                                1999       1998       1997
                                                                -----      -----      -----
Net Sales...................................................      66%        86%        91%
Research and development (see Note 2).......................     100%        96%        98%
Milestone Fees (see Note 2).................................                           100%
Royalty Income (see Note 2).................................     100%       100%       100%

     The Company's sales to external customers are summarized below. Net sales are attributed to a country based on the location of the customer. No one country other than the US represented more than 10% of the Company's revenues. In addition, all of the Company's long-lived assets are located in the US.

                                                         REVENUE FOR THE YEAR ENDED JUNE 30,
                                                       ----------------------------------------
                                                          1999           1998           1997
                                                       -----------    -----------    ----------
United States......................................    $15,911,292    $11,246,697    $6,269,412
Other foreign countries............................        334,130         72,035     1,637,583
                                                       -----------    -----------    ----------
     Total.........................................    $16,245,422    $11,318,732    $7,906,995
                                                       ===========    ===========    ==========

17.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The summarized quarterly results of operations of the Company for the years ended June 30, 1999 and June 30, 1998 are presented below:

                                                          YEAR ENDED JUNE 30, 1999
                                            ----------------------------------------------------
                                               1ST           2ND           3RD           4TH
                                             QUARTER       QUARTER       QUARTER       QUARTER
                                            ----------    ----------    ----------    ----------
Operating revenues......................    $3,551,497    $3,714,312    $4,368,369    $4,611,244
Operating costs and expenses............    $3,249,673    $3,131,134    $3,494,695    $3,512,243
Net income..............................    $  370,579    $  654,128    $  958,931    $1,195,120
Basic and diluted earnings per share....    $     0.05    $     0.09    $     0.13    $     0.16

                                                          YEAR ENDED JUNE 30, 1998
                                            ----------------------------------------------------
                                               1ST           2ND           3RD           4TH
                                             QUARTER       QUARTER       QUARTER       QUARTER
                                            ----------    ----------    ----------    ----------
Operating revenues......................    $1,565,290    $2,762,081    $3,606,955    $3,384,406
Operating costs and expenses............    $2,365,692    $2,878,737    $2,902,788    $3,222,838
Net (loss) income.......................    $ (679,680)   $      492    $  809,722    $  212,148
Basic and diluted (loss) earnings per
  share.................................    $    (0.09)   $       --    $     0.11    $     0.03

     Quarterly and total year earnings per share are calculated independently based on the weighted average number of shares outstanding during each period.

18.  LITIGATION

     In March 1998, the Company, together with its Strategic Alliance Partner, filed a patent infringement claim against Perclose, Inc. of Menlo Park, California ("Perclose"), a competitor in the puncture closure market. In 1999, the Company amended the claim to add a second patent to the infringement suit. The original and amended suits, filed in the Eastern District of Pennsylvania, claim that Perclose infringes the Company's US Patent Nos. 5,676,689 and 5,861,004 (together, the "Patents"). The Patents cover a system and method for sealing a puncture in a blood vessel (e.g. the femoral artery). The Company seeks damages and an order to permanently enjoin Perclose from making, using or selling product that infringes the Patents.

     Perclose filed four counterclaims in answer to the complaint. The first counterclaim seeks to declare the Patent invalid and not infringed; the second and third counterclaims maintain that the Company committed antitrust violations; and the fourth counterclaim asserts that the Company committed unfair competition. Management is unable to predict the final outcome of the suit or whether the resolution of the matter could materially affect the Company's results of operations, cash flows, or financial position. The Company has expensed legal costs, as a component of selling, general and administrative expenses, as services have been incurred.

INSIDE BACK COVER:

     [Three pictures descending down the middle of the page will demonstrate the process of employing the Aegis Vortex on a blocked diseased graft.

     The first picture located at the top of the page illustrates the tip of a guide catheter being inserted through the aorta at the base of a diseased graft. The tip of the guide catheter is shown attached to the base of a guide wire which inserts a deflated balloon through the blocked portion of the diseased graft.

     The second picture located in the middle of the page depicts the balloon being inflated through a rotating catheter held in place by a stationary guide wire.

     The third picture located near the bottom of the page demonstrates the extraction procedure whereby the matter which previously blocked the diseased graft is extracted through the guide catheter.]

     WE HAVE NOT RECEIVED APPROVAL FROM THE FDA FOR SALE OF THE AEGIS VORTEX(TM) SYSTEM IN THE UNITED STATES, AND WE CAN MAKE NO ASSURANCE OF WHEN, IF EVER, THE AEGIS VORTEX SYSTEM WILL BE APPROVED BY THE FDA.

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                               [KENSEY NASH LOGO]

                          PRUDENTIAL VECTOR HEALTHCARE
                        A UNIT OF PRUDENTIAL SECURITIES

                            PAINEWEBBER INCORPORATED
                                UBS WARBURG LLC

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